FORM 10-SB

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                     INTERNATIONAL PETROREAL OIL CORPORATION
           ----------------- ----------------------------------------
                 (Name of Small Business Issuer in its charter)


                            British Columbia, Canada
                   ----------------------------------------
                 (Jurisdiction of incorporation or organization)


   Suite 1750, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3
                    (Address of principal executive offices)



Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None



Securities registered or to be registered pursuant to Section 12(g) of the Act:


                           Common Stock, No Par Value
                                (Title of Class)

                           FORWARD LOOKING STATEMENTS

Statements made in this Form 10-SB that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of
Section 27A of the Securities Act of 1933 (the "Act") and Section 21E of the Securities Exchange Act of 1934. These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate," "approximate" or "continue," or the negative thereof. The Company intends that such forward-looking statements be subject to the safe harbors for such statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond the control of the Company that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

In this Registration Statement unless otherwise specified, all monetary amounts are expressed in Canadian dollars (CDN$) as opposed to U.S. dollars (US$).

                                    GLOSSARY

      The following terms are used throughout this Registration Statement:

      BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

      BOE. Equivalent barrels of oil, using the ratio of six (6) Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

      BTU. A British thermal unit which is the amount of heat required to raise the temperature of one avoirdupois pound of pure water form 58.5 degrees to 59.5 degrees Fahrenheit under standard conditions.

      DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

      DEVELOPMENT WELL. A well drilled as an additional well to the same reservoir as other producing wells on a Lease, or drilled on an offset Lease not more than one location away from a well producing from the same reservoir.

      EXPLORATORY WELL. A well drilled in search of a new undiscovered pool of oil or gas, or to extend the known limits of a field under development.


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

      GROSS ACRES OR WELLS. A well or acre in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

      MCF. One thousand cubic feet. Expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

      MMBTU. One million Btu on a saturated basis.

      MMCF. One million cubic feet. Expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

      NET ACRES OR WELLS. A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions.

      OPERATING COSTS. The expenses of producing oil or gas from a formation, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and other production excise taxes.

      PROVED DEVELOPED RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery may be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

      PROVED RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

      (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation testing. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.


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

      (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

      (iii) Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves", (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

      PROVED UNDEVELOPED RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

      ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of Operating Costs.

      UNDEVELOPED ACREAGE. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves. Undeveloped acreage should not be confused with undrilled acreage which is "Held by Production" under the terms of a lease.

      WORKING INTEREST. The operating interest under a lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all Royalty Interests and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.





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



                                     PART 1

Item 1.    Description of Business

The Company was incorporated by registration of its Memorandum and Articles under the Company Act (British Columbia) on July 27, 1987 under the name "Skygold Resources Ltd.". Effective January 13, 1992 the Company changed its name to "Canadian Water Corp.". Effective November 7, 1997, the Company consolidated its shares on a one new for ten old basis and the Company changed its name to "Aumine Resources Ltd.". Effective August 6, 1998, the Company changed its name to "PetroReal Oil Corporation". Effective September 11, 2002, the Company consolidated its shares on a one new for three old basis and changed its name to "International PetroReal Oil Corporation". Unless otherwise indicated, all per-share information has been adjusted to reflect the share consolidations.

Until January 1992, the Company was involved in the acquisition, exploration and, if warranted, development of mineral resource properties. From January 1992 to November 1996, the Company was involved in the distribution and marketing of bottled water through its wholly owned subsidiary, Exclusive Enterprises Ltd., which was placed in voluntary liquidation in 1996.

In 1998, the Company acquired a 2.5% working interest in six producing oil and gas wells located in the Chestermere area, which is approximately three miles east of Calgary, Alberta, for $276,000. In 2001, the Company sold, to Interwest Enterprises Ltd., a 1.5% working interest in the Chestermere property for $165,000, which amount was paid by offsetting a debt payable on demand by the Company to Interwest. In December 2002 the Company assigned its remaining interest in the Chestemere property to Interwest in exchange for the cancellation of $29,000 owed to the purchaser of the property. Interwest is controlled by a former director of the Company.

Since 2003 the Company's principal area of interest has been the wider Gulf of Mexico petroleum basin, which includes onshore and in-shore opportunities. The Company participates in oil and gas ventures through judgment by a small team of experienced individuals. Staffing is minimal as professional outside advisors are retained when required.

There are three main reasons for the focus on the Gulf of Mexico area:

o Availability of opportunities as majors are merging and divesting in this well established production basin;
o Low risk development and exploitation opportunities that will provide organic growth in this prolific basin;
o     Proximity to natural gas markets of the Eastern US;

Since September 2003 the Company has acquired interests in three oil and gas properties in southern Louisiana. As of June 30, 2004 the Company's proven reserves consisted of 153,000 BBL of oil and 3,011,000 MCF of gas. The Company also estimates there is an additional

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62,000 BBLS of oil and 178,000 MCF of gas of net  "probable"  reserves  that can potentially be recovered.

The Company's objective is to generate shareholder value by establishing production and cash flow and to reinvest the cash flow in new wells to replace and increase reserves. The Company follows a low risk approach of acquiring properties with a known history of production instead of drilling in unproven areas.

The Company's operations in the United States are conducted through the Company's wholly owned subsidiary PetroReal of America, Inc. Unless otherwise indicated, all references to the Company include the operations of the Company's subsidiary.

 The Company's executive office is located at Suite 1750 - 1177 West Hastings Street, Vancouver, BC V6E 2K3. The Company's telephone number is (604) 683-2220 and its facsimile number is (604) 683-2286. The Company's office in New Orleans, is located at Suite 1100, 400 Poydras Street, New Orleans, Louisiana, 70130.

As of September 30, 2004 the Company had four (4) full time employees and four
(4) part time employees. To reduce payroll costs the Company uses consultants for various projects related to its oil and gas exploration and development activities.

Drilling Activities

During the periods indicated, the Company drilled or participated in the drilling of the following wells:

                               Year Ended December 31,
                          ---------------------------------    Six Months Ended
                          2001           2002          2003     June  30, 2004
                          ----           ----          ----    ----------------
                      Gross   Net    Gross   Net   Gross   Net  Gross    Net
                      -----   ---    -----   ---   -----   ---  -----    ---

Exploratory Wells:
  Productive:
   Oil                  --    --       --    --      --    --      1     .25
   Gas                  --    --       --    --      --    --      1     .10
  Nonproductive         --    --       --    --      --    --     --      --

Development Wells:
  Productive:
   Oil                  --    --       --    --      --    --     --      --
   Gas                  --    --       --    --      --    --     --      --
  Nonproductive         --    --       --    --      --    --     --      --


Government Regulation

The operations of the Company, including development activities and commencement of production on properties the Company may acquire, require permits from various federal, provincial, and local governmental authorities and such operations are and will be governed by laws and regulations governing


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prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.

Any oil and gas operations involving the Company may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation often includes provisions relating to restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental legislation and changes in such legislation has a potential to reduce the profitability of operations below an acceptable level.

Stricter standards in environmental legislation may be imposed on the industry or the Company in the future, which could materially and adversely affect the business of the Issuer or its ability to develop its properties on an economic basis.

Risk factors

An investment in the Company's common stock must be considered speculative. In particular, the following risk factors apply:

The Company has a history of losses and future profits are not assured. The Company has a history of losses. As of June 30, 2004 the Company' accumulated deficit was approximately $(1,116,000). No assurance can be given that the Company will be profitable in future periods.

If the Company cannot obtain additional capital, the Company may have to delay or postpone exploration and development and activities. The Company needs additional capital to find additional oil and gas reserves. The failure of the Company to obtain additional capital on terms acceptable to it, or at all, may significantly restrict the Company's proposed operations. There can be no assurance that the Company will be able to obtain the funding which it requires.

Oil and gas exploration is not an exact science, and involves a high degree of risk. The primary risk lies in the drilling of dry holes or drilling and completing wells which, though productive, do not produce gas and/or oil in sufficient amounts to return the amounts expended and produce a profit. Hazards, such as unusual or unexpected formation pressures, downhole fires, blowouts, loss of circulation of drilling fluids and other conditions are involved in drilling and completing oil and gas wells and, if such hazards are encountered, completion of any well may be substantially delayed or prevented. In addition, adverse weather conditions can hinder or delay operations, as can shortages of equipment and materials or unavailability of drilling, completion, and/or work-over rigs. Even though a well is completed and is found to be productive,


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water and/or other substances may be encountered in the well, which may impair or prevent production or marketing of oil or gas from the well.

Exploratory drilling involves substantially greater economic risks than development drilling because the percentage of wells completed as producing wells is usually less than in development drilling. Exploratory drilling itself can be of varying degrees of risk and can generally be divided into higher risk attempts to discover a reservoir in a completely unproven area or relatively lower risk efforts in areas not too distant from existing reservoirs. While exploration adjacent to or near existing reservoirs may be more likely to result in the discovery of oil and gas than in completely unproven areas, exploratory efforts are nevertheless high risk activities.

Although the completion of oil and gas wells is, to a certain extent, less risky than drilling for oil and gas, the process of completing an oil or gas well is nevertheless associated with considerable risk. In addition, even if a well is completed as a producer, the well for a variety of reasons may not produce sufficient oil or gas in order to repay the Company's investment in the well.

The acquisition, exploration and development of oil and gas properties, and the production and sale of oil and gas are subject to many factors which are outside the Company's control. These factors include, among others, general economic conditions, proximity to pipelines, oil import quotas, supply, demand, and price of other fuels and the regulation of production, refining, transportation, pricing, marketing and taxation by Federal, state, and local governmental authorities.

Buyers of the Company's gas, if any, may refuse to purchase gas from the Company in the event of oversupply. Hence, even if wells which may be drilled by the Company are productive, the quantities of gas that the Company may be able to sell may be too small to pay for the expenses of operating the wells. In such a case, the wells would be "shut-in" until such time, if ever, that economic conditions permit the sale of gas in quantities which would be profitable.

Interests that the Company will acquire in oil and gas properties may be subject to royalty and overriding royalty interests, liens incident to operating agreements, liens for current taxes and other burdens and encumbrances, easements and other restrictions, any of which may subject the Company to future undetermined expenses. The Company does not intend to purchase title insurance for any leasehold interests it has or will acquire. It is possible that at some point the Company will have to undertake title work involving substantial costs. In addition, it is possible that the Company may suffer title failures resulting in significant losses to the Company.

The drilling of oil and gas wells involves hazards such as blowouts, unusual or unexpected formations, pressures or other conditions which could result in substantial losses or liabilities to third parties. Although the Company intends to acquire adequate insurance, or to be named as an insured under coverage acquired by others (e.g., the driller or operator), the Company may not be insured against all such losses because such insurance may not be available,


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premium costs may be deemed unduly high, or for other reasons. Accordingly, uninsured liabilities to third parties could result in the loss of company funds or property.

The Company's operations are dependent upon the continued services of its officers. The loss of any of these officers, whether as a result of death, disability or otherwise, may have a material adverse effect upon the business of the Company.

The Company's operations will be affected from time to time and in varying degrees by political developments and Federal and state laws and regulations regarding the development, production and sale of crude oil and natural gas. These regulations require permits for drilling of wells and also cover the spacing of wells, the prevention of waste, and other matters. Rates of production of oil and gas have for many years been subject to Federal and state conservation laws and regulations and the petroleum industry is subject to Federal tax laws. In addition, the production of oil or gas may be interrupted or terminated by governmental authorities due to ecological and other considerations. Compliance with these regulations may require a significant capital commitment by and expense to the Company and may delay or otherwise adversely affect the Company's proposed operations.

From time to time legislation has been proposed relating to various conservation and other measures designed to decrease dependence on foreign oil. No prediction can be made as to what additional legislation may be proposed or enacted. Oil and gas producers may face increasingly stringent regulation in the years ahead and a general hostility towards the oil and gas industry on the part of a portion of the public and of some public officials. Future regulation will probably be determined by a number of economic and political factors beyond the control of the Company or the oil and gas industry.

The Company's activities are subject to existing federal and state laws and regulations governing environmental quality and pollution control. Compliance with environmental requirements and reclamation laws imposed by Federal, state, and local governmental authorities may necessitate significant capital outlays and may materially affect the earnings of the Company. It is impossible to predict the impact of environmental legislation and regulations (including regulations restricting access and surface use) on the Company's operations in the future although compliance may necessitate significant capital outlays, materially affect the Company's earning power or cause material changes in its intended business. In addition, the Company may be exposed to potential liability for pollution and other damages.

Shares issuable upon the exercise of options and warrants and the conversion of promissory notes may substantially increase the number of shares available for sale in the public market and may depress the price of the Company's common stock.

As of September 30, 2004, the Company had 25,067,352 outstanding shares of common stock. As of this same date, there were outstanding options, warrants and convertible notes which would allow the holders of these securities to acquire approximately 18,661,609 additional shares of the Company's common stock. The Company may also issue additional shares for various reasons and may grant additional stock options to its employees, officers, directors and third parties. See Part II, Item 1 of this registration statement for additional information.


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As the Company issues shares of its common stock as a result of the exercise of options or warrants or upon the conversion of promissory notes, the price of the Company's common stock may decrease due to the additional shares in the market. Any decline in the price of the Company's common stock may encourage short sales, which could place further downward pressure on the price of the Company's common stock.

The issuance or even the potential issuance of shares, in connection with any financing, and upon the exercise of warrants, options or the conversion of promissory notes will have a dilutive impact on other stockholders and could have a negative effect on the market price of the Company's common stock.

There is, at present, only a limited market for the Company's common stock and there is no assurance that this market will continue. The Company's common stock is currently traded on the TSX Venture Exchange. The Company plans to have its common stock listed on the OTC Bulletin Board. If the Company's common stock becomes listed on the OTC Bulletin Board, trades of the Company's common stock will be subject to Rule 15g-9 of the Securities and Exchange Commission, which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. These disclosure requirements may reduce the level of trading activity in the secondary market for the Company's common stock. As a result of these rules, investors may find it difficult to sell their shares should the Company's common stock ever be listed on the OTC Bulletin Board.

Item 2.    Management's Discussion and Analysis or Plan of Operation

The following discussions of the results of operations and financial position of the Company should be read in conjunction with the financial statements and related notes that appear elsewhere in this Form 10-SB.


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

Results of Operations

During the years ended December 31, 2003 and 2002 the Company's only source of revenue was production from the Chestermere field. In February 2004, the Company sold its remaining interest in the Chestermere property. During the nine months ended June 30, 2004, the Company acquired working interests in three oil and gas properties, including the West Bay field.

Production from the West Bay field accounted for all of the Company's revenues during the six months ended June 30, 2004. Although the Company intends to acquire other properties, management believes that the revenues generated from the West Bay field will continue to be a substantial source of revenue for the next several years.

The Company's revenues during the six months ended June 30, 2004 are not representative of future operations as revenues are expected to increase due to production from the Company's recently acquired oil and gas properties.

Material changes of items in the Company's Statement of Operations for the year ended December 31, 2003, as compared to the same period last year, are discussed below.

                             Increase (I)
Item                        or Decrease (D)   Reason
----                        ---------------   ------

Oil and gas revenue               D           Reduction in production from the
                                              Chestermere property.

Operating expenses                I           Expenses associated with Louisiana
                                              properties acquired in 2003. In
                                              2002 the Company's oil and gas
                                              revenue was solely from the
                                              Chestermere property.

Depletion                         D           Corresponding decrease in oil and
                                              gas revenue.

Corporate promotion               I           Acquisition of the Little White
                                              Lake and Clovelly prospects and
                                              associated capital raising
                                              activities.

Filing and transfer agent fees    I           Increase in capital raising
                                              activities resulted in more fees
                                              which were required to be paid to
                                              the TSX Venture Exchange, and to
                                              the Company's transfer agent.


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

Interest                          D           In 2003 the Company paid a bank
                                              loan resulting in a decrease in
                                              interest expense.

Legal and Accounting              I           Legal and accounting costs related
                                              to the evaluation of oil and
                                              properties.

Management and
     consulting fees              I           Management and consulting fees
                                              related to the evaluation of oil
                                              and properties and the acquisition
                                              of the Clovelly and Little White
                                              Lake properties.

Office and miscellaneous          I           Higher activity due to acquisition
                                              of Louisiana properties.

Write-down of accounts payable    I           Determination that outdated
                                              invoices should be written-off.

Material changes of items in the Company's Statement of Operations for the six months ended June 30, 2004, as compared to the same period last year, are discussed below:

                             Increase (I)
Item                        or Decrease (D)   Reason
----                        --------------    ------

Oil and Gas Revenue,
Operating Expenses and
Depletion                         I           During the six months ended
                                              June 30,  2003 the  Company's
                                              only  source of  revenue  was
                                              production  attributable  to the
                                              Company's 1% working interest in
                                              six wells in the Chestermere
                                              field.  The Company sold this 1%
                                              working interest in February 2004.
                                              Since September 2003 the Company
                                              has acquired interests in three
                                              oil and gas properties in southern
                                              Louisiana.  During  the six months
                                              ended June 30, 2004 all of the
                                              Company's revenues were
                                              attributable to production from
                                              one of these properties,  the West
                                              Bay field. Oil and gas  revenues,
                                              operating expenses and depletion
                                              all increased as a result of the
                                              acquisition of the oil and gas
                                              properties in Louisiana.


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

Corporate promotion               I           Acquisition of Louisiana
                                              properties and associated increase
                                              in capital raising activities.

Filing and transfer agent fees    I           Acquisition of Louisiana
                                              properties and associated increase
                                              in capital raising activities
                                              resulted  in more fees which were
                                              required to be  paid  to  the  TSX
                                              Venture Exchange, as well as an
                                              increase in transfer agent fees.

Interest                          I           Interest related to convertible
                                              notes sold in May 2004.

Legal and Accounting              I           Capital raising activities  during
                                              current period.

Office and miscellaneous          I           Higher activity due to acquisition
                                              of Louisiana properties.

Salaries, management and
     consulting fees              I           During the comparable period in
                                              2003 management did not receive
                                              any compensation. Furthermore, due
                                              to the expansion of the Company's
                                              operations in 2004 the Company
                                              made more use of consultants and
                                              hired new officers.

Stock compensation expense        I           Increase in number of options
                                              granted to employees and
                                              consultants in 2004.

Travel                            I           Increase in financing activities
                                              and corporate promotion and
                                              increased travel due to
                                              acquisition of Louisiana
                                              properties.

Liquidity and Capital Resources

During the year ended December 31, 2003, the Company's operations used $(376,178) in cash. During this same period the Company spent $1,667,750 on the acquisition, exploration and development of oil and gas properties and repaid $20,644 owed to a bank. During this period the Company satisfied its cash requirements primarily through:

      Sale of common stock in private placements         $  1,806,060

      Investor deposit                                   $    266,400

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

During the year ended December 31, 2002, the Company's operations used $(899) in cash. During this same period the Company spent $1,304 on the acquisition, exploration and development of oil and gas properties. During this period the Company satisfied its cash requirements primarily through:

      Bank loan                                             $2,190

During the six months ended June 30, 2004, the Company's operations used $(1,014,997) in cash. During this same period the Company spent $8,446,626 on the acquisition, exploration and development of oil and gas properties and spent $31,464 for office equipment. During this period the Company satisfied its cash requirements primarily through:


      Bank loan                                            $1,211,389

      Sale of common stock in private placements           $6,026,470

      Sale of convertible debentures                       $3,390,000

During the six months ended June 30, 2003, the Company's operations used $(247,399) in cash. During this same period the Company repaid $8,644 owed to a bank. During this period the Company satisfied its cash requirements primarily through:

      Sale of common stock in private placements            $  167,440
      Sale of warrants                                      $   92,560

The Company's material future contractual obligations as of June 30, 2004, and payments required on these obligations during the three years ending December 31, 2007, are as follows:

                                                 Years Ending December 31,
                              June 30,         ----------------------------
                                2004           2005        2006        2007
                              --------         ----        ----        ----

Loan - Whitney Bank         $975,000       $750,000          --          --
Convertible Debt          $3,390,000             --          --  $3,390,000
Interest                    $708,565       $304,266    $304,266    $100,033

In May 2004 the Company borrowed US$975,000 from the Whitney Bank to partly finance the acquisition of the Company's 25% working interest in the West Bay field. Principal of US$62,500, plus interest, is payable on a monthly basis over a sixteen month term. The interest rate is set at LIBOR plus 2% per annum, compounded monthly. If the Company fails to make any payment when due, or fails to meet any of loan conditions, Whitney Bank may declare the loan in default and require the immediate payment of all amounts due on the note. The loan is secured by a lien the Company's interest in the West Bay field.

In May, 2004 the Company raised $3,390,000 from the sale of convertible notes. The notes are unsecured, bear interest at 9% per annum, are payable semi-annually, and mature on April 30, 2007. At the holder's option the notes are convertible into units with each unit consisting of one common share and one Series D warrant. Each Series D warrant entitles the holder to purchase one additional share of the Company's common stock at $0.80 until April 30, 2005, at $1.00 until April 30, 2006, and at $1.20 until April 30, 2007. Each Series D warrant expires on the earlier of two years from the date of conversion or April 30, 2007. As of September 30, 2004 none of the notes had been converted into units.

The Company does not have any off-balance sheet arrangements.

During the twelve months ending August 31, 2005 the Company plans to drill additional wells in Louisiana. The number of wells which may be drilled will depend on geological evaluation of the fields and potential well locations.

Other than funding operating losses, the Company's estimated material capital requirements during the twelve months ending August 31, 2005 are:

   Loan payments - Whitney Bank          US $  737,500
   Interest                              US $   36,000
   Exploration and development:
        Little White Lake field          US $ 270,000
        Clovelly field                   US $ 686,000
        West Bay field                   US $ 900,000

In September 2003 the Company acquired a 10 % working interest in the Little White Lake field. In October 2003 the Company acquired a 25% working interest in the Clovelly Field. In May 2004, the Company acquired a 25% working interest in the West Bay field. As of September 30, 2004 the Company's revenues, net of production costs, from its wells in the Little White Lake and the West Bay fields were approximately $197,000 per month. The Company's well in the Clovelly field is expected to begin producing in October, 2004.

As of September 30, 2004, the Company's operations were using approximately $200,000 in cash per month, which amount includes the Company's loan payment to the Whitney Bank.

The Company expects to be profitable by December 2004.

The Company's future operations are dependent upon the Company's ability to increase revenues and raise the capital needed for the exploration and development of the Company's oil and gas properties and the acquisition of new properties. The Company may sell securities or borrow funds from third parties to satisfy its capital requirements. If the Company raises capital through the sale of equity or convertible debt securities, the percentage ownership of the Company's current shareholders would be reduced. Securities which may be sold by the Company may have rights, preferences or privileges senior to the Company's common stock. Additional financing may not be available to the Company upon acceptable terms, or at all. If adequate funds are not available, or are not available on acceptable terms, the Company's future operations may be restricted.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles or GAAP in Canada. The Company presents its financial data on the basis of the accounting principles used in its primary financial statements, but also this data also on the basis of any reconciliations of such data to United States generally accepted accounting principles and Regulation S-X in form of notes to consolidated financial statements. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes that are our most critical accounting policies includes: recognition of transactions revenues and accounting for stock options and warrants.

Stock-Based Compensation. The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated market value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and ratably for future services over the option-vesting period. If the Company followed SFAS 123, it would recognize compensation expense using a fair value method, such as Black-Scholes, to estimate the cost of equity instruments as of the date these awards are granted to employees. Any differences between the expense as calculated under SFAS 123 and that computed under APB No. 25 is disclosed on a pro forma basis in the notes to the consolidated financial statements.

Equity Instruments. The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF No. 96-18.

Item 3.    Description of Property

The following description of the Company's properties should be read in conjunction with the description of the Company's business under Item 1. Description of Business.

As of September 15, 2004 the Company had working interests in three properties, all of which were located in southern Louisiana.

Little White Lake, Louisiana

Pursuant to an agreement dated September 3, 2003 the Company paid 10% of the costs of drilling and completing a well in the Little White Lake field for a 10% working interest (7.8% net revenue interest) in the well. The well came online in July 2004 and as of September 15, 2004 the Company's share of the production from this well was 8 BBLS of oil and 300 MCF of gas per day. The Company's share of the costs to drill and complete this well was approximately $232,000. The Company's working interest will be reduced to 8% (5.8% net revenue interest) when the Company's share of the revenues from oil and gas produced from the well equals the Company's cost to drill and complete the well.

The Little White Lake field, sometimes also known as the Intercoastal City Field, is located approximately two miles south of the township of Intercoastal City, Lousianna. The Company is evaluating future drilling opportunities in the Little White Lake field.

Clovelly Field, Louisiana

Pursuant to an agreement effective October 20, 2003, the Company paid 25% of the costs of drilling and completing a test well in the Clovelly field for a 25% working interest (18.5% net revenue) interest in the well.

The well was completed in April 2004. A reserve report prepared by the Company's engineer indicated that as of June 30, 2004 the Company's share of the proven reserves in Clovelly well were approximately 37,000 BBLS of oil and 55,500 MCF of gas. As of September 15, 2004 separator tanks, related production facilities and a gas line were being installed. The gas from the Clovelly well is pipeline quality and does not require significant treating or processing. The well began producing in October 2004 at the rate of 2,100 MCF of gas per day. The Company estimates that its share of the drilling and completion costs for this well, as well as the leasehold costs for the drill site, were approximately $675,000.

The Clovelly field is located approximately 35 miles southwest of New Orleans, or 2.8 miles northeast of Galliano, in Lafourche Parish. The Company is evaluating future drilling opportunities in the Clovelly field.

West Bay, Louisiana

In May 2004 the Company acquired a 25% working interest (17% net revenue interest) in the West Bay field for $4,585,000 (US$3,500,000). The purchase price was paid in full at closing. The Company spent an additional $1,556,800 on commissions, legal expenses and other costs relating to the acquisition of this property.

As of September 30, 2004 the West Bay Field had one oil well and three gas wells producing. The Company's share of the production from these wells was approximately 213 MCF of gas, 22 BBLS of oil and 53 BBLS of water per day.

The West Bay Field is located in Plaquemines Parish, Louisiana in the inland marshes of South Louisiana, approximately sixty-five miles south of New Orleans. The Company plans to drill one new development well in this field during the last quarter of 2004. In 2005 the Company plans to drill two exploration wells and one development well.

Main Pass-59, Gulf of Mexico

In May 2004, the Company entered into an agreement to acquire a 70% interest in the Main Pass-59 oil and gas field for approximately USD$77 million. As at June 30, 2004, the Company had incurred costs of approximately $328,700 in relation to this acquisition. The agreement pertaining to the Main Pass-59 field is subject to a number of contingencies and conditions which had not been satisfied as of September 30, 2004.

The Main Pass-59 field is operated by ChevronTexaco and is located in the Gulf of Mexico about 35 miles due east of Venice, Louisiana, in federal waters.

The Main Pass-59 field consists of 16 active oil completions on one platform and one satellite structure located in 70 feet of water. As of September 30, 2004 the field was producing approximately 2,700 barrels of oil and 800 MCF of gas per day. These production rates are for the entire field, and not the interest that the Company plans to acquire.

PRODUCTIVE WELLS AND ACREAGE

The following table shows as of September 30, 2004, by area, the Company's Productive Wells, Developed Acreage, and Undeveloped Acreage:

                           Productive         Developed        Undeveloped
                             Wells             Acreage         Acreage (1)
                          ------------      -------------     -------------
Area                      Gross    Net      Gross     Net     Gross     Net
----                      -----    ---      -----     ---     -----     ---

Little White Lake, Louisina 1      .10        80        8      --       --
Clovelly Field, Louisiana   1      .24        42       10      --       --
West Bay, Louisiana         4        1     1,500      375   1,500      375
                          ---   ------     -----       -- -------    -----
   Total                    6     1.34     1,622      768   1,500      375
                          ===     ====     =====      === =======    =====

(1) "Undeveloped Acreage" represents leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

All of the Company's oil and gas properties are on property which is leased from the federal government.

Operations on onshore federal leases (Little White Lake, Clovelly, and West Bay) must be conducted in accordance with permits issued by the federal Bureau of Land Management and are subject to a number of other regulatory restrictions, such as restrictions on activities that might interfere with wildlife breeding and nesting and drilling limitations imposed by resource management plans. Moreover, on certain federal leases, prior approval of drillsite locations must be obtained from the U.S. Environmental Protection Agency (the "EPA"). On large-scale projects, lessees may be required to perform Environmental Impact Statements to assess the environmental effects of potential development, which can delay project implementation or result in the imposition of environmental restrictions that could have a material impact on the cost or scope of such project.

Offshore leases (such as the Main Pass-59) are administered by the United States Department of the Interior Minerals Management Service (the "MMS"). Offshore lessees must obtain MMS approval of exploration, development and production plans prior to the commencement of these operations. In addition to permits required from other agencies (such as the U.S. Coast Guard, the Army Corps of Engineers and the EPA), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has enacted regulations requiring offshore production facilities located on the Outer Continental Shelf ("OCS") to meet stringent engineering, construction and safety specifications. The MMS also has regulations restricting the flaring or venting of natural gas, and prohibiting the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has enacted other regulations governing the plugging and abandoning of wells located offshore and the removal of all production facilities. Lessees must also comply with detailed MMS regulations governing the calculation of royalty payments and the valuation of production and permitted cost deductions for that purpose.

The Company believes that it has satisfactory title to its properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens for current taxes and other burdens which do not materially interfere with the use of or affect the value of these properties. Prior to acquiring properties, title investigations are performed that are thorough but less vigorous than that conducted prior to drilling, which is consistent with standard practice in the oil and gas industry. Before drilling operations begin, a thorough title examination is conducted and significant defects are corrected.

PRODUCTION, PRICES AND COSTS

The Company is not obligated to provide a fixed and determined quantity of oil or gas in the future. The Company has not had, nor does it now have, any long-term supply or similar agreement with any government or governmental authority. The following table shows the Company's net production of oil and gas, average sales prices and average production costs for the periods presented:

                             Year Ended December 31,
                           --------------------------       Six Months Ended
                           2001        2002      2003         June 30, 2004
                           ----        ----      ----      -------------------
Production -
   Oil (Bbls)              516         403        244           5,120
   Gas (Mcf)             6,139       3,519      2,051         141,190


Average sales price -
   Oil (Bbls)           $33.24      $36.11     $43.77          $43.57
   Gas (Mcf)             $4.80       $4.24      $7.12           $7.48

Average production  costs
   per BOE              $27.99      $22.77     $43.32           $9.93

RESERVES

The quantities of proved oil and gas reserves presented below include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions, at current prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of proved reserves.

The present value of estimated future net revenues from the Company's proved oil and gas reserves has been determined in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69). The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on period-end economic conditions. The estimated future production is priced at period-end prices, except where fixed and determinable price escalations are provided by contract. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on period-end cost levels. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues by 10% per year.

                                      December 31,
                          -------------------------------
                               2002                2003        June 30, 2004
                          ---------------      ------------    ---------------
                          Oil       Gas        Oil     Gas     Oil       Gas
                          (Bbls)    (Mcf)      (Bbls)  (Mcf)   (Bbls)    (Mcf)
                          -----     -----      -----   -----   -----     -----

Proved reserves            7,219   147,201    6,975  145,150  153,000  3,011,000

Estimated future net
cash flows from proved
oil and gas reserves          $98,000             $63,000         $10,879,307

Present value of future
net cash flows from
proved oil and gas reserves   $96,100             $61,800          $8,105,503

(1) In February 2004 the Company sold its 1% working interest in the Chestermere Field. The Company's wells in the Little White Lake and Clovelly field were not completed until 2004

For further information concerning the Company's reserves, costs relating to oil and gas activities and results of operations from producing activities, see the unaudited Supplemental Information included as part of the Company's financial statements for the six months ended June 30, 2004.

Offices

The Company's executive office is located at Suite 1750, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3. This space is leased on a monthly basis at a cost of approximately $3,200 per month.

The Company's office in the United States is located at Suite 1100, 400 Poydras Street, New Orleans, Louisiana, 70130. This space is leased until February 2005 at a monthly cost of USD$2,300.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

The following table shows the ownership of the Company's common stock as of September 30, 2004 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the Company's common stock, (ii) each director and executive officer of the Company, and (iii) all executive officers and directors of the Company as a group. All persons listed have sole voting and investment power with respect to the Company's shares, unless otherwise indicated, and there are no family relationships among the executive officers and directors of the Company.
                                                  Shares
                                                Beneficially     Percent of
Name and Address                                 Owned (1)         Class
----------------                                ------------     ----------

Karl Rollke                                    2,716,222 (2)       10.6%
640 King Georges Way
West Vancouver, BC V7S 1S3

Frank Jacobs                                     400,267            1.6%
Unit 2404, 1500 Howe Street
Vancouver, BC V6N 2N1

Peter Wilson                                     379,833 (3)        1.5%
875 Fairmile Road
West Vancouver, BC V7S 1R4

Keiko Mizuno                                      25,000            0.1%
5510 Broadway
Burnaby, BC V5B 2X7

                                                  Shares
                                                Beneficially     Percent of
Name and Address                                 Owned (1)         Class
----------------                                ------------     ----------

Brian Alexander                                   60,000            0.2%
3925 Blackjack Oak Lane
Plano, Texas 75074

John Clayton Weldy, Jr.                           50,000            0.2%
139 Willow Wood Dr.
Slidell, Louisiana 70461

Adrian Rollke                                    319,000            1.3%
Suite 208 -210 Carnavon Street
New Westminster, BC V3L 1B8

Russell Brimage                                       --              --
Wisma Pondok Indah #306
Jl. Sultan Iskandar Muda
Ponkok Indah, Jakarta, Selatan
Indonesia, 12310

Andrew Von Kursell                                81,252            0.3%
5820-189th Street
Cloverdale, BC V3S 7T2

Affaires Financieres S.A.                      1,692,308            6.3%
Bachtoldstr. 2, 8044 Zurich,
Switzerland

Panamerica Capital Group                       1,595,021            6.2%
World Trade Centre, 12th Floor
Panama

All officers and directors
  as a group (nine persons)                     4,031,574          15.1%

(1) Includes shares issuable upon the exercise of options or warrants held by the following persons, all of which are presently exercisable.

                            Shares Issuable Upon    Option
                                Exercise of        Exercise   Expiration
      Name                   Options or Warrants     Price       Date
      ----                   -------------------   --------   ----------

      Karl Rollke               455,000            $0.79       1/23/09

      Frank Jacobs               92,267            $0.99       2/10/09
      Frank Jacobs              308,000            $0.85       3/17/09

      Peter Wilson               25,000            $0.12       8/18/08
      Peter Wilson               75,000            $0.79       1/23/09
      Peter Wilson               30,000            $0.85       3/19/09
      Peter Wilson              140,000 *          $0.13       3/13/05

      Keiko Mizuno               25,000            $0.12       3/18/08

      Brian Alexander            60,000            $0.80        2/2/09

      John Clayton Weldy, Jr.    50,000            $0.80        2/2/09

      Adrian Rollke             109,000            $0.12       8/18/08

      Andrew Von Kursell         80,000            $0.12       8/18/08

      Affaires Financiers
      S.A.                    1,692,308            $0.80       2/25/06

      Panamerica Capital Group  531,674            $0.80       2/25/06

*    Warrants are held by Sterling  Grant Capital,  a company  controlled by Mr.
     Wilson.

(2) Includes1,866,322 shares held of record by CEBU Holdings, Inc., which is controlled by Mr. Rollke.

(3) Includes 109,833 shares held by Sterling Grant Capital Inc., which is controlled by Mr. Wilson;

Item 5.    Directors and Executive Officers, Promoters and Control Persons

The directors and executive officers of the Company are:

      Name                  Age       Position
      ----                  ---       --------

      Karl Rollke           62        Chief Executive Officer and a Director

      Frank A. Jacobs       51        President, Chief Operating Officer  and a
                                      Director

      Peter G. Wilson       36        Vice President, Chief Financial Officer
                                      and a Director

      Keiko Mizuno          55        Secretary

      Brian Alexander       56        Chief Financial Officer of Company's  U.S.
                                      subsidiary

      Name                      Age       Position
      ----                      ---       --------

      John Clayton Weldy, Jr.    42       Vice President, North American
                                          operations, of the Company's U.S.
                                          subsidiary.

      Adrian Rollke              35       Secretary of the Company's U.S.
                                          subsidiary

      Russell Brimage            54       Director

      Andrew Von Kursell         67       Director of the Company's U.S.
                                          subsidiary.

Karl Rollke has been the an officer and director of the Company since February 28, 2001. Mr. Rollke has over 25 years of experience in operations, public markets and finance. Mr. Rollke has been responsible for the financial start-up of numerous companies listed on the Canadian Venture Exchange. Since December 1994, Mr. Rollke has been the president of Cebu Holdings Inc., a corporation which provides management services for publicly traded entities.

Over the last ten years Mr. Rollke has been involved in the discovery, acquisition, restructuring and financing of significant resource projects such as the Wenatchee Gold Mining Camp in Washington State, the Carson Hill Mine in Calaveras County, California, and a million-ounce gold property near Boise, Idaho.

In 1989 Mr. Rollke reorganized Consolidated Ramrod Gold Corporation, which raised funds to acquire and explore properties in North, Central and South America which lead to successful Ecuadorian oil concessions. In 1987, Mr. Rollke acted as consultant to Intercap Resource Management Corporation which also experienced success through his role in locating oil and gas concessions.

Frank A. Jacobs, has been an officer and director of the Company since February 5, 2004. Prior to his association with the Company, Mr. Jacobs was the Managing Director of Anzoil NL from Perth, Australia, from February 1999 until October 2001, and Chairman of Capersia Pte Ltd from October 2001 until December 2003. Mr. Jacobs is a petroleum reservoir engineer with over 25 years of experience in the oil and gas industry, mainly in SE Asia and Australia. Mr. Jacobs worked for AMOCO Canada in the late 1970's in Calgary and commenced a consulting career that took him from Canada to Singapore and Australia before joining Peko Oil as Manager Engineering and Acquisitions in 1986.

Prior to his involvement with Anzoil NL, Mr. Jacobs was instrumental in building three public companies in Australia (Peko Oil Ltd, Cultus Petroleum Ltd. and Cue Energy Resources NL). Mr. Jacobs has worked exclusively in the oil and gas industry with an emphasis on investment and acquisitions. He is a graduate of the Higher Technical College in Breda, the Netherlands (B.Sc.) and the University of Calgary (M.Sc.).

Peter G. Wilson has been an officer and director of the Company since December 1998. Prior to his association with the Company Mr. Wilson held senior positions in several publicly traded companies, including Samoth Equity Corporation (Vice-President) from october 1994 to April 1996, and Samoth Capital Corporation (Director of Corporate Development) from April 1996 to May 1998. Mr. Wilson specializes in corporate development and the provision of structured project financing and senior management services to both public and private companies. He has over 11 years of successful public company finance experience and has previously been involved in the field of real estate merchant banking. In addition to his positions with the Company, Mr. Wilson currently serves as Chief Financial Officer and Director of Azure Resources Corp., and, since May 1998, as President of Sterling Grant Capital Inc., a private consulting company.

Keiko Mizuno has been the Company's secretary since June 1998. Prior to joining the Company, Ms. Mizuno held the position of accountant and secretary with Sudamet Ventures Inc., as acted as treasurer and accountant with Farmosa Resources Corporation from September 1987 to November 1994.

Brian Alexander has been the Chief Financial Officer of the Company's U.S. subsidiary since February 2004. Mr. Alexander has extensive accounting, finance and systems implementation expertise in the oil and gas industry both domestically and internationally where he lived in Singapore and Indonesia for fourteen years. After graduating from the University of Arkansas in 1970 and University of Texas at Arlington, Mr. Alexander started his career with Coastal States Gas in March 1976 in Joint Operations Accounting. In April 1978 he joined Florida Gas Exploration and held several key accounting positions including Chief Accountant-Houston Division, Project Manager for Florida's implementation of their fully integrated accounting system including the interface of the Land Lease Records System and Oil and Gas Revenue Supervisor in Houston.

Mr. Alexander joined Huffco Indonesia in Jakarta in January 1981 as their Joint Venture Analyst. In this capacity Mr. Alexander was part of the negotiation team to establish Unitized Billing procedures and a Unitization Agreement, for the first Unit formed in Indonesia. In 1983 Mr. Alexander was promoted to Project Manager for Huffco's implementation of their ERP accounting system, which included the automation of Pertamina's Production Sharing Contractor Reporting. In October 1984 Mr. Alexander returned to the US and joined Union Pacific Resources in Ft. Worth, Texas. After spending three years as Union Pacific's Chief Lease Gas and Gas Plant Accountant, in June 1990 he was transferred back to Jakarta as Finance and Administration Manager where he was responsible for all off the company's Indonesian Treasury, Accounting, Reporting and Tax functions. After Union Pacific's withdrew from Indonesia, in March 1993 Mr. Alexander joined Santa Fe Energy Resources as a Senior Financial Consultant responsible for and as Project Manager for implementation of Santa Fe's integrated ERP system.

Upon the successful implementation at Santa Fe, in June 1997 Mr. Alexander joined Cue Energy Indonesia as their Finance and Administration Manager responsible for all Indonesian accounting, Treasury, and Tax functions. With the political turmoil in Indonesia in 1999, Mr. Alexander returned to the US and was the Finance and Administration Manager for Praxair, Inc. Semiconductor Materials

Division from June 2000 to early 2004, where he was responsible all accounting, financial reporting and systems implementation for his division.

John Clayton Weldy, Jr. has been the Vice President, North American Operations of the Company's U.S. subsidiary since February 2004. Mr. Weldy has a diverse oil and gas background in well completions, operations, production engineering, facility construction, project engineering and personal management. Mr. Weldy began his career with Texaco Exploration and Production Company in New Orleans in 1991. At Texaco, Mr. Weldy worked as a production, operations, facility and completions engineer. After Mr. Weldy left Texaco, he broadened his career with several Independent oil and gas companies. Initially, Mr. Weldy became an Operations engineer for Operational Services Incorporated.

After  working for  Operational  Services,  Mr.  Weldy became  Senior  Petroleum
Engineer for Watson Energy Incorporated in 2000. At Watson, Mr. Weldy was responsible for reserve estimates, property acquisitions (offshore and onshore) and management of all rig completions for oil and gas wells. After Watson Energy, Mr. Weldy became Production Manager for Century Exploration Incorporated in 2001. At Century, Mr. Weldy managed over 40 offshore Gulf of Mexico contract personal, which included 10 offshore platforms. Mr. Weldy also managed onshore properties and personal in Alabama, Mississippi and Texas.

After leaving Century in late 2002, Mr. Weldy was an independent consultant until joining the Company in February 2004. As a consultant, Mr. Weldy prepared completion procedures for oil and gas wells, performed economic evaluation and reserve estimates for exploration opportunities, evaluated and reviewed expense records, facility operations, artificial lift operations and production potential for existing fields.

Adrian Rollke has been the Secretary and a Director of the Company's U.S. subsidiary since August 2000. He has been the President of Reinhart Capital Corporation, a private investment company, since September 1997. He served as the controller of Atlanta Gold Corporation from September 1992 to August 1996, and as a Director and its Secretary/Treasurer from September 1996 to March 1997. He also served as Assistant Secretary to Twin Gold Corporation from March 1997 to August 1997. He has been the Chief Executive Officer of Azure Resources Corp. since June 2000. Mr. Rollke obtained a Bachelor of Arts (Economics) degree from the University of Western Ontario in 1992.

Russell E. Brimage has been a director of the Company since June 2004 Director. Since March 1998, Mr. Brimage has been Executive director and General Manager of Indonesian Operations of Lion Energy Limited (previously Kalrez Energy Limited). Mr. Brimage has expertise in the upstream and midstream petroleum industry which extends over a thirty year period in both the Australian and Indonesian sectors. He has held positions in the industry ranging from Well Test Operator to Technical Advisor to Executive Director giving him a wide range of experience in all facets of operations. Mr. Brimage has held positions with several leading industrial companies such as Kalrez Energy Limited (General Manager and Executive Director of Indonesian Operations), Western Resources NL (Chief Executive Officer), Consolidated Gas Pty Ltd. (General Manager), Oilserv Australia Limited (Managing Director & Shareholder), Hudbay Oil (Australia) Limited (Well Test Consultant), Core Laboratories International Limited

(Production Services Coordinator, Production Engineer), The Amcil Group (Technical Representative), and West Australian Petroleum Pty Ltd. (Production Operator).

Andrew Von Kursell has been a director to the Company's U.S. subsidiary since October 2003. Mr. Von Kursell is a professional engineer registered in each of British Columbia, Ontario, the Yukon Territory and Nova Scotia. He obtained a Bachelor of Mining Engineering degree from McGill University in 1963. He has been a consultant to the mining industry with Infogen Research and Consulting Ltd. since 1986, and president and a Director of Azure Resources Corp. since March 2001.

Audit Committee

Karl Rollke and Russell Brimage are the members of the Company's audit committee. The audit committee's primary function is to provide advice with respect to the Company's financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The audit committee's primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (ii) review and appraise the audit efforts of the Company's independent accountants; (iii) evaluate the Company's quarterly and annual financial performance as well as its compliance with laws and regulations; (iv) oversee management's establishment and enforcement of financial policies and business practices; and (v) provide an open avenue of communication among the Company's independent accountants, management and directors.

As of September 30, 2004 the Company did not have an audit committee financial expert.

Item 6.    Executive Compensation

The following table shows in summary form the compensation received by (i) the Company's Chief Executive Officer and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal year ended December 31, 2003.

                                                                          All
                                              Other                      Other
                                             Annual   Restric-           Com-
                                             Compen-  ted Stock Options  pensa-
Name and Princi-   Fiscal   Salary   Bonus   sation   Awards    Granted  tion
 pal Position       Year     (1)      (2)     (3)       (4)       (5)      (6)
---------------    ------   ------   -----   ------   --------  -------  ------

Karl Rollke,       2003                                         415,000
Chief Executive    2002                                              --
Officer            2001                                          71,667


(1)  The dollar value of base salary (cash and non-cash) received.

(2)  The dollar value of bonus (cash and non-cash) received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

(4) During the periods covered by the table, the value of the shares of restricted stock issued as compensation for services to the person listed in the table.

As of December 31, 2003, the number of shares of the Company's common stock, owned by the officer included in the table above, and the value of such shares at such date, based upon the market price of the Company's common stock were:

      Name                          Shares            Value

      Karl Rollke               2,668,066*        $1,947,688


* 2,465,166 of these shares are held by CEBU Holdings, Inc., a company controlled by Mr. Rollke. Subsequent to December 31, 2003 CEBU Holdings sold some of its shares and Mr. Rollke purchased additional shares in open market transactions.

Dividends may be paid on shares of restricted stock owned by the Company's officers and directors, although the Company has no plans to pay dividends.

(5) The shares of common stock to be received upon the exercise of all stock options granted during the periods covered by the Table. The options to purchase 71,667 shares granted to Mr. Rollke in 2001 were cancelled in December 2003. Mr. Rollke exercised 200,000 options in November 2003 and 215,000 options in June 2004, all at an exercise price of $0.12 per share. On January 24, 2004 Mr. Rollke was granted options to purchase 455,000 shares of the Company's common stock at a price of $0.79 per share.

(6) All other compensation received that the Company could not properly report in any other column of the Table.

The table below shows the amount which the Company expects to pay to its officers during the twelve months ending December 31, 2004 and the amount of time these officers expect to devote to the Company's business.

                                                             Approximate
                                      Projected           Time to be devoted
Name                                Compensation        to Company's Operations
----                                ------------        -----------------------

Karl Rollke                                --                     90%

Frank Jacobs                         $175,000                    100%

Peter Wilson                          $60,000                     50%

Keiko Mizuno                          $30,000                     50%

                                                             Approximate
                                      Projected           Time to be devoted
Name                                Compensation        to Company's Operations
----                                ------------        -----------------------

Brian Alexander                   US $100,000                    100%

John Clayton Weldy, Jr.           US $ 95,000                    100%

Adrian Rollke                         $36,000                     10%

Andrew Von Kursell                         --                      5%

Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      None.

Compensation of Directors

      Standard Arrangements. The Company currently does not pay its directors. The Company has no other standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Other Arrangements. The Company has from time to time granted options to its directors. See "Stock Options" below for additional information concerning options granted to the Company's directors.

Employment and Consulting Agreements.

      The Company has employment/consulting agreements with several of its officers. The terms of these agreements are summarized below. The Company's agreements with Brian Alexander and John Weldy may be terminated at any time.

                                                   Monthly
                                      Annual           Car      Monthly Medical
Name                Expiration   Compensation     Allowance   Insurance Premiums
----                ----------   ------------     ---------   ------------------

Frank Jacobs          2/2/06       $175,000        $1,300            $285

Brian Alexander          N/A    US $100,000            --         US $778

John Clayton Weldy, Jr.  N/A   US $  95,000            --         US $223

      The Company reimburses all of its officers and directors for reasonable expenses incurred by them in connection with the Company's business.

Compensation Committee Interlocks and Insider Participation

      The Company does not have a compensation committee. During the year ended December 31, 2003, no director of the Company was also an executive officer of another entity, which had an executive officer of the Company serving as a director of such entity or as a member of the compensation committee of such entity.

Stock Options

      The following tables set forth information concerning the options granted and exercised during the year ended December 31, 2003 to the Company's officers listed in the compensation table and the value of all unexercised options (regardless of when granted) held by these persons as of December 31, 2003.

                        % of Total
                       Shares Issuable     Options
                        Upon Exercise     Granted to   Price Per    Expiration
 Name                    of Options (1)    Employees    Share (2)      Date
------                 ----------------   ----------   ----------   ----------

Karl Rollke               200,000                       $0.12        3/20/05
                          215,000                       $0.12        8/18/08
                          -------
                          415,000             57%

(1) Options were granted pursuant to the Company's Stock Option Plan.



                                                                Value (in $) of
                                                 Number of     Unexercised In-the-
                                                 Unexercised   Money Options at
                                                 Options (3)  December 31, 2003 (4)
                        Shares                   ------------ ---------------------
                       Acquired On     Value     Exercisable/     Exercisable/
Name                   Exercise (1) Realized (2) Unexercisable    Unexercisable
----                   ------------ -----------------------------------------------

Karl Rollke              200,000     $136,000       215,000/--     $137,600/--


(1) The number of shares received upon exercise of options during the year ended December 31, 2003. On June 21, 2004 Mr. Rollke exercised options to purchase 215,000 shares at an exercise price of $0.12 per share.

(2) With respect to options exercised during the Company's year ended December 31, 2003, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.

(3) The total number of unexercised options held as of December 31, 2003, separated between those options that were exercisable and those options that were not exercisable.

(4) For all unexercised options held as of December 31, 2003, the market value of the stock underlying those options as of December 31, 2003.

Stock Option Plan

      The Company has a Stock Option Plan to assist the Company in attracting, retaining and motivating employees, Directors and consultants.

      The Stock Option Plan is administered by the Company's Directors, which determines (i) the persons to be granted options under the Plan; (ii) the number of shares subject to each option, (iii) the exercise price of each option, which may not be less than that permitted under the rules and policies of the TSX venture Exchange; and (iv) whether the option is exercisable at any time in installments or by vesting only.

      In the event an option holder ceases to be either a director, officer, employee or consultant of the Company as a result of having been dismissed from any such position for cause, all unexercised options held by the option holder will terminate.

      The following table shows the weighted average exercise price of the outstanding options granted pursuant to the Company's Stock Option Plan as of June 30, 2004. The Company's Stock Option Plan has not been approved by the Company's shareholders.


                    Number                             Number of Securities Remaining
                  of Securities                        Available For Future Issuance
                  to be Issued     Weighted-Average      Under Equity Compensation
                  Upon Exercise    Exercise Price of    Plans (Excluding Securities
                  of Outstanding    of Outstanding        Reflected in Column (a))
Plan category     Options  [a]        Options  [b]                  [c]
-------------------------------------------------------------------------------------

Stock Option Plan    1,709,267           $0.76                    785,968



      The shares that are issuable upon the exercise of options granted under the Company's Stock Option Plan may not exceed 10% of the Company's outstanding shares at the time options are granted. As of September 30, 2004 the Company had 25,067,352 outstanding shares of common stock, had granted options for the purchase of 2,199,267 shares of common stock, and 1,684,267 options were outstanding. Accordingly, as of September 30, 2004 options to purchase 822,468 shares of common stock remained available for grant under the Plan.

      The following table provides certain information as of September 30, 2004 concerning the stock options granted by the Company pursuant to its Stock Option Plan. Each option represents the right to purchase one share of the Company's common stock.

                    Total Shares                                      Remaining
                      Reserved   Options     Options      Options       Options
Name of Plan        Under Plan   Granted     Expired    Exercised     Under Plan
------------        ----------   -------     -------    ---------   ------------

Stock Option Plan  2,506,735   2,199,267    25,000      490,000       822,468


      The following table summarizes the options held by the Company's officers, directors, employees and consultants pursuant to the Stock Option Plan as of September 30, 2004.


                                                              Options Expired/
                  Date of    Options   Exercise   Expiration  Exercised as of
Name               Grant     Granted    Price      Date (2)   September 30, 2004
----              -------    -------   --------   ----------  -----------------

Karl Rollke                  200,000      $0.12     3/20/05       200,000
Karl Rollke                  215,000      $0.12     8/18/08       215,000
Karl Rollke                  455,000      $0.79     1/23/09

Frank Jacobs                  92,267      $0.99     2/10/09
                             308,000      $0.85     3/17/09

Peter Wilson                  25,000      $0.12     8/18/08
                              75,000      $0.79     1/23/09
                              30,000      $0.85     3/17/09

Keiko Mizuno                  25,000      $0.12     8/18/08

Brian Alexander               60,000      $0.80      2/2/09

John Clayton Weldy            50,000      $0.80      2/2/09

Adrian Rollke                109,000      $0.12     8/18/08

Other current and former
  employees and consultants  475,000         (1)    7/01/06       100,000
                            --------                              -------
                           2,199,267                              515,000
                           =========                              =======


(1)   Exercise prices vary between $0.12 and $1.00 per share.

Item 7.    Certain Relationships and Related Transactions

      Between August 2001 and March 2003 approximately $246,500 in fees and various expenses was incurred by CEBU Holdings Inc. on behalf of the Company for services rendered. CEBU Holdings is controlled by Karl Rollke, the Company's Chief Executive Officer. In April 2003, the Company issued 2,465,000 shares of common stock in payment of the $246,500 owed to CEBU Holdings.

      The officers and directors of the Company may be engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, and may devote a portion of their time to these other businesses. Certain conflicts of interest, therefore, may arise between the Company and its officers and directors. The Company's officers and directors intend to resolve any conflicts in the best interests of the Company. The Company has not adopted or approved any policy regarding possible future transactions with related third parties.

Item 8.    Description of Securities

      The Company's authorized capital consists of 200,000,000 shares of common stock. As of September 30, 2004, the Company had 25,067,352 outstanding shares of common stock.

      All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of the assets available for distribution to shareholders after the payment of liabilities. All shares of the Company's common stock issued and outstanding are fully-paid and non-assessable.

      Holders of shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors out of funds legally available for dividends. The Company has not paid any dividends on its common stock and the Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the Company's financial condition.

      See Part II, Item 1 of this registration statement for information concerning the Company's outstanding warrants and convertible notes.

                                     PART II

ITEM 1.    Market for Common Equity and Related Stockholders Matters

Since September 2002 the Company's common stock has traded on the TSX Venture Exchange, under the symbol "IOC". The market for the Company's common stock is limited, volatile and sporadic. The following table shows the high and low sales prices relating to the Company's common stock for the last two fiscal years. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not reflect actual transactions. All sales prices have been adjusted to reflect a 3-for-1 reverse stock split which was effective on September 11, 2002.

      Quarter Ending           High              Low
      --------------           ----              ---

        9/30/02               $0.16             $0.10
       12/31/02                0.13              0.10

        3/31/03               $0.15             $0.10
        6/30/03                0.20              0.11
        9/30/03                0.85              0.11
       12/31/03                0.89              0.45

        3/31/04               $1.25             $0.75
        6/30/04                1.35              0.75

As of September 15, 2004, the Company had 74 shareholders of record.

No dividends have been declared by the Board of Directors of the Company on its common stock. The Company does not plan to pay cash dividends on its common stock in the foreseeable future.

The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, V6C 3B9. Computershare's telephone number is 604-661-9400 and its facsimile number is 604-683-3694.

Additional Shares Which May be Issued

As of September 15, 2004 the Company had 25,067,352 outstanding shares of common stock.

The following table lists the additional shares of the Company's common stock which, as of June 30, 2004, may be issued as the result of the exercise of outstanding options, warrants and convertible notes:

                                                         Number of       Note
                                                          Shares       Reference
                                                         ---------     ---------

     Shares issuable upon exercise of options granted
      pursuant to the Company's Stock Option Plan.       1,684,267         A

     Shares issuable upon the exercise of warrants:
      Series A -                                         3,250,000
      Series B -                                           700,000         B
      Series C -                                         4,292,342
      Series G -                                           260,000

     Shares issuable upon conversion of notes.           4,237,500         C

     Shares issuable upon exercise of Series D warrants  4,237,500         C

A. See Part I, Item 5 of this registration statement for information concerning these options.

B. In September 2003 the Company sold 4,000,000 Series A units at a price of $0.40 per unit. Each Series A unit consisted of one common share and one Series A warrant. Each Series A warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.60 per share at any time prior to October 17, 2005. As of September 30, 2004, 875,000 Series A warrants had been exercised. The Company issued 125,000 Series A units as finders' fees in connection with sale of the Series A units, of which 100,000 had been exercised at September 30, 2004.

In December 2003 the Company sold 700,000 Series B units at a price of $0.60 per unit. Each Series B unit consisted of one common share and one Series B warrant. Each Series B warrant entitles the holder to purchase one share of the Company's common stock a price of $0.75 per share at any time prior to January 16, 2006.

In January 2004 the Company sold 8,500,000 Series C units at a price of $0.65 per unit. Each Series C unit consisted of one common share and one half of a Series C warrant. Each Series C warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.80 per share at any time prior to February 25, 2006. The Company issued 84,684 Series C units (which included 42,342 Series C warrants) as finders' fees in connection with the sale of the Series C units.

In March 2003 the Company sold 2,600,000 Series G units at a price of $0.10 per unit. Each Series G unit consisted of one common share and one Series G warrant. Each Series G warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.13 per share at any time prior to March 14, 2005. As of September 30, 2004 2,340,000 Series G warrants had been exercised.

C. In May 2004 the Company raised $3,390,000 from the sale of convertible notes. The notes are unsecured, bear interest at 9% per annum, are payable semi-annually, and mature on April 30, 2007. At the holder's option the notes are convertible into units with each unit consisting of one common share and one Series D warrant. Each Series D warrant entitles the holder to purchase one additional share of the Company's common stock at $0.80 until April 30, 2005, at $1.00 until April 30, 2006, and at $1.20 until April 30, 2007. Each Series D warrant expires on the earlier of two years from the date of conversion or April 30, 2007. As of September 30, 2004, none of the notes had been converted into units.

The numbers of units to be issued upon conversion is determined by dividing the amount of the note to be converted by the Conversion Price. The Conversion Price depends on the date the note is converted. The Conversion Prices are listed below.

                 Conversion Date                Conversion Price

            On or before April 30, 2005           $0.80 per unit
            On or before April 30, 2006           $1.00 per unit
            On or before April 30, 2007           $1.20 per unit

As of September 30, 2004, none of the notes has been converted. Assuming all outstanding notes were converted on September 30, 2004 and all Series D warrants were exercised, the Company would be required to issue 8,475,000 shares of common stock.

Item 2.    Legal proceedings

On May 10, 2004, the Company filed suit against Lenders Depot, Inc., a California based lender with whom the Company had entered into a loan commitment that would have allowed the Company to acquire 100% working interest in the West Bay oil and gas field. The Company is seeking all damages to which it is entitled by law, including but not limited to the refund of fees and costs paid to the lender.

Management of the Company is not aware of any other legal proceedings contemplated by any governmental authority or other party involving the Company or its subsidiaries or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings; or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company, its subsidiaries or its properties.

Item 3.    Changes in and Disagreements with Accountants

Not applicable.

Item 4.    Recent Sales of Unregistered Securities

In March 2003 the Company sold 2,600,000 Series G units to six (6) entities at a price of $0.10 per unit. Each Series G unit consisted of one common share and one Series G warrant. Each Series G warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.13 per share at any time prior to March 14, 2005. As of September 30, 2004 2,340,000 Series G warrants had been exercised by four persons.

The Company paid $77,940 and issued 200,000 shares of its common stock to two persons as finders' fees in connection with the sale of the Series G units.

In September 2003 the Company sold 4,000,000 Series A units to thirty-one (31) person at a price of $0.40 per unit. Each Series A unit consisted of one common share and one Series A warrant. Each Series A warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.60 per share at any time prior to October 17, 2005. As of September 30, 2004 875,000 Series A warrants had been exercised by nine (9) persons.

The Company paid $77,940 and issued 125,000 Series A units to two (2) persons as finders' fees in connection with sale of the Series A units.

In December 2003 the Company sold 700,000 Series B units to two (2) persons at a price of $0.60 per unit. Each Series B unit consisted of one common share and one Series B warrant. Each Series B warrant entitles the holder to purchase one share of the Company's common stock a price of $0.75 per share at any time prior to January 16, 2006.

The Company paid $42,000 in finders' fees in connection with the sale of the Series B units.

In January 2004 the Company sold 8,500,000 Series C units to one hundred and twenty-seven (127) persons at a price of $0.65 per unit. Each Series C unit consisted of one common share and one half of a Series C warrant. Each Series C warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.80 per share at any time prior to February 25, 2006.

The Company paid $401,530 and issued 84,684 Series C units to four (4) persons as finders' fees in connection with the sale of the Series C units.

Convertible Notes

In May 2004 the Company raised CDN $3,390,000 from the sale of convertible notes to seventeen (17) persons. The notes are unsecured, bear interest at 9% per annum, are payable semi-annually, and mature on April 30, 2007. At the holder's option the notes are convertible into units with each unit consisting of one common share and one Series D warrant. Each Series D warrant entitles the holder to purchase one additional share of the Company's common stock at $0.80 until April 30, 2005, at $1.00 until April 30, 2006, and at $1.20 until April 30, 2007. Each Series D warrant expires on the earlier of two years from the date of conversion or April 30, 2007. As of September 30, 2004 none of the notes had been converted into units.

The Company paid finders' fees of $339,000 in connection with the sale of the convertible notes.

These securities described above were all issued to non-U.S. persons who reside outside of the United States. The negotiations and agreements relating to the issuance of these shares were made by the Company's officers from the Company's offices in Vancouver, British Columbia. The shares are restricted from resale in the public markets for a period of one year from the date of their issuance. Although these shares were not issued in accordance with Regulation S, these shares were nevertheless exempt from the registration requirements of the Securities Act of 1933 by virtue of Release 4708, which was the predecessor of Regulation S.

Item 5.    Indemnification of Directors and Officers

The Company is governed by the Business Corporations Act of British Columbia. The following is a summary of the indemnification provisions applicable to the Company under the laws of British Columbia.

Indemnification of Directors and Officers and Payment of Expenses is governed by Division 5 of the Business Corporations Act (British Columbia). For directors and officers to be able to defend themselves if their conduct is called into question they must be able to show that they were duly diligent in their conduct as directors or officers. Section 160 of the Business Corporations Act (British Columbia) permits a company, if it wishes, to indemnify a past or present director or officer of the Company against "eligible penalties" and expenses incurred in connection with an "eligible proceeding" relating to the activities as directors or officers of the company.

"Eligible penalties" means a judgement, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. "Eligible proceeding" means a proceeding in which an director or officer is or may be joined as a party, or is or may be liable for or in respect of a judgement, penalty or fine in, or expenses related to, the proceeding. Subject to the prohibitions referred to below, the company is required to pay the net expenses of a director or officer, after the final disposition of the matter, if the party was substantially successful on the merits, or if he or she was wholly successful otherwise.

A corporation is prohibited from paying an indemnity if the director or officer did not act honestly and in good faith with a view to the best interest of the company; the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and the proceeding is brought against the party by the company or an associated corporation. Notwithstanding any of the above prohibitions, the company or a director or officer may apply to court for an order that the company must indemnify the director or officer for any liability or expenses incurred by the party or for any other related obligations of the Company.

Insofar as indemnification for liabilities arising under the U.S. Federal Securities Laws may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Company does not have any agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

                                     PART FS

The financial statements included as part of this registration statement have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For a reconciliation to accounting principles generally accepted in the United States ("US GAAP"), see
Note 12 to the Consolidated Financial Statements. The consolidated financial statements at June 30, 2004 should be read in conjunction with the consolidated financial statements and notes at December 31, 2003 included as part of this registration statement. The comparability of the financial data presented is affected by factors such as significant acquisitions, financings, and changes of business and property dispositions.

The Company's accounting policy with respect to deferred exploration costs under Canadian GAAP is to capitalize expenditures incurred and charge the amounts to income when properties are developed to a stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs are charged against income in the year of abandonment or determination of value. Under US GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.

Currency Translation

The following table sets forth the exchange rates for one Canadian dollar ("$") expressed in terms of one United States dollar ("USD") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

      Date                    Balance sheet rate, USD$ to CAD$

December 31, 2002                         1.5776

December 31, 2003                         1.2923

June 30, 2004                             1.3408

                     INTERNATIONAL PETROREAL OIL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                      For the Year Ended December 31, 2003

                                AUDITORS' REPORT


To the Shareholders of International PetroReal Oil Corporation:


      We have audited the consolidated balance sheet of International PetroReal Oil Corporation as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operation and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


                                          "Cinnamon Jang Willoughby & Company"

                                          Chartered Accountants



Burnaby, BC
May 12, 2004

                     INTERNATIONAL PETROREAL OIL CORPORATION
                           CONSOLIDATED BALANCE SHEET

                                                  December 31,      December 31,
Assets                                                2003              2002
--------------------------------------------------------------------------------

Current:
     Cash                                       $        7,888     $          -
     Accounts receivable                                 8,230            1,816
     Future income tax asset                            98,069                -
     Prepaid expenses                                      446                -
--------------------------------------------------------------------------------

                                                       114,633            1,816
Oil and gas properties (Note 4)                      1,699,936           35,194
--------------------------------------------------------------------------------

                                                $    1,814,569     $     37,010
================================================================================

Liabilities
--------------------------------------------------------------------------------

Current:
     Bank indebtedness (Note 5)                 $       12,000     $     32,644
     Accounts payable                                  339,600          674,273
--------------------------------------------------------------------------------

                                                       351,600          706,917
Investor deposits (Note 6)                             266,400                -
--------------------------------------------------------------------------------

                                                       618,000                -
--------------------------------------------------------------------------------

Shareholders' Equity
--------------------------------------------------------------------------------

Share Capital (Note 7 and 11)                        7,122,433        5,069,873
Deficit                                             (5,925,864)      (5,739,780)
--------------------------------------------------------------------------------

                                                     1,196,569         (669,907)
--------------------------------------------------------------------------------

                                                $    1,814,569     $     37,010
================================================================================






                           - See accompanying notes -

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

                                                                    Cumulative
                                                                       Since
                                                                    Inception,
                                         Year ended December 31,   September 10,
                                         ----------------------
                                           2003           2002          1997
--------------------------------------------------------------------------------
Revenue:
    Chestermere
      - oil and gas revenue           $   16,772     $   26,706     $  247,383
      - operating expenses               (13,038)       (11,319)      (124,583)
      - depletion                         (3,008)        (4,963)       (68,382)
--------------------------------------------------------------------------------
                                             726         10,424         54,418
--------------------------------------------------------------------------------
Expenses:
    Administration fees                   34,349         39,864        208,481
    Bank charges                             533            282         17,375
    Corporate promotion                   10,100              -         10,100
    Filing fees and transfer agent        26,516         11,289         75,776
    Interest                              19,630         46,143        113,811
    Legal and accounting                  51,530         13,610        223,382
    Management and consulting fees        73,105          7,603        343,325
    Office and miscellaneous              65,781         10,336        138,398
    Property investigation costs               -              -         25,902
    Rent                                  31,410         46,674        244,243
    Travel                                   231          3,360         12,617
--------------------------------------------------------------------------------
                                         313,185        179,161       1,413,410
--------------------------------------------------------------------------------

Loss before other items                  312,459        168,737       1,358,992
--------------------------------------------------------------------------------
Other Items:
    Gain on disposal of oil and gas            -              -         14,442
    property
    Interest income                          117              3          3,039
    Write-off of oil and gas properties        -        (80,381)      (385,643)
    Writedown of accounts payable         28,189              -         75,311
    Forgiveness of debt                        -              -         14,304
--------------------------------------------------------------------------------
                                          28,306        (80,378)      (278,547)
--------------------------------------------------------------------------------

Net loss before income taxes             284,153        249,115       1,637,539

Future income taxes                       98,069              -          98,069
--------------------------------------------------------------------------------

Net Loss                                 186,084        249,115       1,539,470

Deficit, beginning                       5,739,780      5,490,665     4,386,394
--------------------------------------------------------------------------------

Deficit, ending                        $ 5,925,864    $ 5,739,780   $ 5,925,864
================================================================================

Weighted average number of shares        7,042,599      2,696,667
outstanding
====================================================================
Net loss per share                     $    0.03      $     0.09
====================================================================


                           - See accompanying notes -

                     INTERNATIONAL PETROREAL OIL CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    Cumulative
                                                                       Since
                                                                     Inception,
                                          Year ended December 31,  September 10,
                                         ------------------------
                                            2003           2002         1997
--------------------------------------------------------------------------------
Operating Activities:
  Net Loss                            $ (186,084)    $ (249,115)  $ (1,539,470)
  Items not involving cash -
     Gain on disposal of oil and gas property -              -         (14,442)
     Depletion                             3,008          4,963         68,382
     Cancellation of note payable             -              -          (8,825)
     Write-down of accounts payable      (28,189)            -         (66,486)
     Write-off of oil and gas properties              -    80,381      385,643
                                        -------------------------  -----------
                                        (211,265)      (163,771)    (1,175,198)
  Changes in non-cash working capital -
     Decrease (increase) in accounts
      receivable                          (6,414)            89         (4,884)
     Decrease (increase) in deferred
      income tax                         (98,069)                      (98,069)
  Decrease (increase) in prepaid expenses   (446)           458           (446)
     Increase in accounts payable        (59,984)       162,325        740,827
                                        ---------       -------      ---------
Cash flows from (used in) operating
 activities                             (376,178)          (899)      (537,770)
                                        ---------       -------      ---------
Investing Activity:
  Proceeds on disposal of oil
    and gas property                           -              -        165,600
  Oil and gas property costs          (1,667,750)        (1,304)    (2,305,119)
                                      ----------       ---------   -----------
Cash flows from (used in) investing
 activities                           (1,667,750)        (1,304)    (2,139,519)
Financing Activities:
  Net increase in bank indebtedness      (20,644)         2,190         12,000
  Net (decrease) increase in loan payable      -              -              -
  Repayment of debenture payable               -              -       (520,000)
  Investor deposit                       266,400                       266,400
  Issuance of share capital            1,806,060              -      2,678,721
  Issuance of special warrants                 -              -        247,047
                                      ----------- --------------    -----------
Cash flows from (used in) financing
 activities                            2,051,816          2,190      2,684,168
                                      ----------- --------------    -----------

(Decrease) Increase in Cash                7,888            (13)         6,879
Cash, beginning                                -             13          1,009
                                    ------------   ------------    -----------
Cash, ending                         $     7,888 $            -     $    7,888
                                     =========== ==============     ==========
Supplemental Disclosure of Cash
 Flow Information:
Interest paid                        $     2,396    $       237      $  26,413
                                     ===========    ===========      ==========
Non-Cash Financing Activities not
 included in the Cash Flows
   Conversion of debenture payable   $         -    $         -       $330,000
   Settlement of interest payable
    through issuance of shares       $    43,120    $         -      $  62,566
   Settlement of other accounts payable
     through issuance of shares      $   203,380    $         -       $402,336
                                       =========  =============       ========

                           - See accompanying notes -

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

1.  Stage of Operations

      The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant producing oil and gas property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

2.  Accounting Policies:

a) Principles of Consolidation -

        These consolidated financial statements include the accounts of International PetroReal Oil Corporation and its wholly owned subsidiaries, from the dates of incorporation.

b) Oil and Gas Properties -

        The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

        All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

    c) Future Income Taxes -

        Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

2. Accounting Policies (Continued):

      d) Stock-Based Compensation -

        The Company plans to adopt a stock option plan, subject to shareholders' and regulatory approvals. No compensation expense will be recognized on any of the grant, vesting or exercise of an option to directors and employees under the plan, although pro-forma disclosure is made of the compensation expense, and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price. Compensation expense and contributed surplus are recognized in the period in which the options vest for the fair value of stock options granted to non-employees. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price plus the contributed surplus related to the option.

        e) Loss Per Share -

        Basic loss per share has been calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented as it would be anti-dilutive.

        f) Translation of Foreign Currencies -

        Amounts in foreign currencies are translated to Canadian dollars as follows:

     - Monetary items are translated at the rate of exchange in effect at the balance sheet date;
     -    Non-monetary items are translated at historical exchange rates; and
     - Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

     g) Cash -

        Cash consists of cash and bank accounts integral to the company's cash management.

     3. Financial Instruments:

    Fair Values -

    Unless otherwise noted, the fair market value of financial assets and liabilities which include cash, accounts receivable, loan receivable, bank indebtedness, accounts payable, loan payable and investor deposits approximates their book value.

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

         4.Oil and Gas Properties:

    2003                Advances      Investments    Exploration       Total
    ----------------------------------------------------------------------------

    Canada:
    Chestermere      $           -  $      37,791  $           -  $      37,791

    United States:
    Clovelly Field         904,610              -              -        904,610
    Little White           232,614              -              -        232,614
    lake
    West Bay                     -        524,921              -        524,921
    ----------------------------------------------------------------------------

                     $   1,137,224        562,712  $           -  $   1,699,936
    ============================================================================

    2002                Advances      Investments    Exploration       Total
    ----------------------------------------------------------------------------

    Canada:
    Chestermere      $           -  $      35,194  $           -  $      35,194

    United States:
    Clovelly Field               -              -              -              -
    Little White                 -              -              -              -
    lake
    West Bay                     -              -              -              -
    ----------------------------------------------------------------------------

                     $           -  $      35,194  $           -  $      35,194
    ============================================================================

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in six producing oil and gas wells located in Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

                                             December 31,     December 31,
                                                 2003             2002
    ----------------------------------------------------------------------------

            Acquisition costs              $   276,000       $  276,000
            Other capital costs                 61,712           56,107
               Less:  Disposal                (151,158)        (151,158)
               Less:  Depletion                (68,382)         (65,374)
                                          ------------      -----------
                                               118,172          115,575

            Write-down                         (80,381)         (80,381)
                                          ------------      -----------

            Total                          $    37,791      $    35,194
                                           ===========      ===========

    On May 18, 2001, the company sold, to a related party, a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001.

    The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

4. Oil and Gas Properties (Continued):

    On December 4, 2002, the company assigned its remaining interest in the Chestermere property in lieu of any and all monies owed to the purchaser. Pursuant to an agreement dated June 23, 2003 the sale will become effective February 1, 2004 (see Note 11).

    Clovelly Field, Louisiana, U.S.A.

    Pursuant to the Participation Agreement effective October 20, 2003, the company acquired the right to earn and participate in the first test well on the Clovelly Field Prospect in Louisiana, U.S.A. for a 25% working interest. The initial participation cost advanced by the company was $904,610, which will be reclassified as investment or exploration costs as work on the project begins and the company's interest in the project is realized.

    Little White Lake, Louisiana, U.S.A.

    On November 7, 2003, the company paid $232,614, pursuant to a letter agreement dated September 3, 2003, to contribute 10% of the cost of exploratory well to earn an 8% working interest in the Intracoastal City Field prospect.

    West Bay, Louisiana, U.S.A.

    The company has entered into negotiations to purchase a 100% interest in the West Bay oil and gas field. The Purchase Agreement had an effective date of October 1, 2003 and was expected to close February 29, 2004. The company had incurred costs of $524,921 related to this acquisition (see Note 11).

5.  Bank Indebtedness:

    On May 9, 2003, the bank agreed to settle the indebtedness ($23,790) together with interest at the bank's prime interest rate plus 5% per annum, for $24,000, payable in equal monthly ~nstalments of 12 post-dated cheques commencing July 1, 2003. Cancelled accrued interest of $8,644 was credited to interest expense in the current period.

6.  Investor Deposits

    As at December 31, 2003, the company has received $266,400 on a subscription agreement for the private placement which closed in January, 2004.

7.  Share Capital:

    a) Authorized - 200,000,000 common shares without par value

      On September 13, 2002, the company amended its memorandum and articles to consolidate its issued and unissued shares without par value on a three old for one new basis. The name of the company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.

                    INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

7.  Share Capital: (Continued):

      On September 13, 2002, the company further amended its memorandum to increase its authorized capital to 200,000,000 common shares without par value.

   Issued and Fully Paid -                          No. of Shares       Amount
   -----------------------------------------------------------------------------

       Balance at inception, September 10, 1997        1,734,659  $    3,401,764
          Consolidation of shares                     (1,156,441)              -
   -----------------------------------------------------------------------------
       Balance at inception, September 10, 1997          578,218       3,401,764
          Shares issued for cash                         133,333         160,000
          Escrow shares cancelled (issued prior to       (20,250)              -
          inception)
          Shares issued for cash                         460,000         426,510
   -----------------------------------------------------------------------------
       Balance, December 31, 1997                      1,151,301       3,988,274
          Debenture conversion                           242,361         330,000
          Warrants exercised                             243,333         282,400
   -----------------------------------------------------------------------------
       Balance, December 1998                          1,636,995       4,600,674
          Escrow shares issued                           124,000           3,750
          Special warrants exercised                     333,333         247,047
   -----------------------------------------------------------------------------
       Balance, December 31, 1999
                                                         2,094,328     4,851,471
          Escrow shares cancelled (issued prior to        (1,000)              -
          inception)
          Shares issued to settle accounts payable       603,339         218,402
   -----------------------------------------------------------------------------
       Balance, December 31, 2000,
       December 31, 2001 and December 31, 2002          2,696,667      5,069,873
          Shares issued for cash                        2,600,000        260,000
          Shares issued for finder's fee                 200,000               -
          Shares issued to settle accounts payable      2,465,000        246,500
          Shares issued for cash                        4,000,000      1,522,060
          Shares issued for finder's fee                 125,000               -
          Shares issued on exercise of option            200,000          24,000
   -----------------------------------------------------------------------------
       Balance, December 31, 2003                     12,286,667      $7,122,433
   =============================================================================

      The number of shares have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

      b)   Warrants

            As at December 31, 2003, there are share purchase warrants to purchase up to 6,725,000 shares.

        No. of         No. of shares    Exercise Price    Expiry Date
        warrants
   -----------------------------------------------------------------------------

        2,600,000      2,600,000        $0.13             March 14, 2005
        4,125,000      4,125,000        $0.60             October 17, 2005

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

7. Share Capital (Continued):

   c) Stock Options -

      The following stock options have been granted, cancelled or exercised since inception:

                                                                      Number
                                                                    of Shares
                        Date of                          Exercise   subject to
                        Vesting            Expiry Date    Price*      Option*
                      ------------         -----------   --------   ----------

  Granted -
    December 8, 1998  December 8, 1998  December 8, 2003   $0.48       126,666
    Cancelled -
    October 8, 2000                     December 8, 2003   $0.48        (3,333)
  Granted -
    March 2, 2001     March 30, 2001    March 2, 2006      $0.90       143,333
  Cancelled -
    May 4, 2001                         December 8, 2003   $0.48       (16,666)
    August 12, 2003                     December 8, 2003   $0.48       (71,334)
    August 12, 2003                     March 2, 2006      $0.90      (143,333)
    August 16, 2003                     December 8, 2003   $0.48        (7,000)
    December 8, 2003                    December 8, 2003   $0.48       (28,333)
  Granted -
    March 20, 2003    March 31, 2003    March 20, 2005     $0.12       200,000
    August 18, 2003   August 18, 2003   August 18, 2008    $0.12       529,000
  Exercised -
    November 28, 2003                   March 20, 2005     $0.12      (200,000)
                                                                     ---------
  Outstanding -
     December 31, 2003                                                 529,000
                                                                     =========

   * The number of shares and exercise prices have been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

      The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense has been recognized for stock options granted to employees and directors. Had compensation expense been determined based on the fair value at the grant date for stock options granted during the period ended December 31, 2003, consistent with the fair value based method of accounting for stock based compensation, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below.

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003


7. Share Capital (Continued):

   c) Stock Options (Continued) -

                                                Year ended December 31
                                                  2003         2002

Net loss                     As reported        $186,084    $249,115
                             Pro forma          $261,084    $249,115
Net loss per share,          As reported        $   0.03    $   0.09
  basic and fully diluted    Pro forma          $   0.04    $   0.09

       The fair value of the options granted during the year ended December 31, 2003 was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4.0%, a dividend yield of 0%, expected volatility of 90% for expected option lives of 2 years and 152% for expected option lives of 5 years.

   d)Escrow Shares -

     As at December 31, 2003, there are 123,999 (372,000 pre-consolidation) common shares subject to escrow agreements.

8.  Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers and directors are associated.
                                                      Year ended December 31,
                                                       2003            2002
  -----------------------------------------------------------------------------

     Transactions -
          Administration fees                    $      34,349    $    39,864
          Management and consulting fees                 4,000              -
          Interest expense                              26,086         43,120
          Rent                                          31,410         46,674

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

                                                   December 31,     December 31,
                                                       2003           2002
  -----------------------------------------------------------------------------

     Balance at period-end - included in
          Accounts payable                       $    211,540      $   569,587

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003


8. Related Party Transactions: (Continued)

    These balances are payable on demand and have arisen from the provision of services. Of the balance included in 2003 accounts payable, $95,391 ($470,155 - December 31, 2002) bears interest at 12% per annum. On July 4, 2003, 2,465,000 shares at $0.10 per share were issued to settle accounts payable in the amount of $246,500.

9.     Income Taxes:

    The potential benefit arising from operating and capital losses have been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided for. The company's future tax balances are as follows:
                                                       2003            2002
  ------------------------------------------------------------------------------

     Future tax asset, beginning of year         $   1,374,552   $  1,396,559
     Benefit of current year's operating loss
     carry forward                                      55,826         75,930
     Benefit expired on a prior year's
     operating loss                                   (134,754)       (97,937)
  ------------------------------------------------------------------------------

     Future tax asset, end of year                   1,295,624      1,374,552
  ------------------------------------------------------------------------------

     Valuation allowance, beginning of year          1,374,552      1,396,559
     Current year's provision                         (176,997)       (22,007)
  ------------------------------------------------------------------------------

     Valuation allowance, end of year                1,197,555      1,374,552
  ------------------------------------------------------------------------------

     Balance                                     $      98,069   $           -
  ==============================================================================

    At December 31, 2003, the company has accumulated non-capital losses of $1,506,503 for tax purposes which may be available to reduce future years' taxable income. It also has capital losses carried forward for income tax purposes of $1,951,017, which may be available to reduce future years' taxable capital gains. The right to claim these losses expire as follows:

                 2004                             $       96,421
                 2005                                    116,747
                 2006                                    504,287
                 2007                                    293,470
                 2008                                    145,721
                 2009                                    163,771
                 2010                                    186,086
                                                    -------------

                                                  $    1,506,503
                                                    =============

10.    Segmented Reporting:

    The company operates in a single segment, involving the evaluation of oil and gas acquisition opportunities. The company earned all its revenues from oil and gas properties in Canada (2002 - 100%).

    At December 31, 2003 98% of the company's long-lived assets were located in the United States (2002 - %Nil). The remainder were located in Canada.

                     INTERNATIONAL PETROREAL OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003


11.   Subsequent Events:

    Subsequent to December 31, 2003 the following events occurred:

a) On January 16, 2004, the company issued 700,000 units at $0.60 per unit upon closing of a private placement. Each unit consists of one common share and one share purchase warrant, a holder of which is entitled to purchase additional common share at $0.75 per share until January 16, 2006. Together with the subscription received in December, the company received net proceeds totalling $378,000, net of cash finder's fee of $42,000.

b) On January 26, 2004, the escrow agreement, upon the expiration of five years from the date of the Exchange acceptance, was terminated. The remaining escrow shares of 123,999 were returned to the treasury.

c) On February 25, 2004, the company issued 8,500,000 units at $0.65 per unit upon closing of a private placement. Each unit consists of one common share and a 1/2 warrant. A holder of one whole warrant is entitled to purchase an additional common share at $0.80 per share until February 25, 2006. The company received net proceeds of $5,123,470, net of cash finder's fee of $401,530. Additional finder's fee was paid by issuing 84,684 common shares and warrants to purchase 42,342 common shares at $0.80 per share until February 25, 2006.

d) Share purchase warrants for 500,000 shares at $0.13 and 335,000 at $0.60 were exercised for total receipt of $266,000.

e) The company granted 5-year incentive stock options exercisable for 1,470,267 common shares to employees, directors and consultants at exercise prices ranging from $0.79 to $0.85 per share.

f) The company was unable to complete the acquisition of 100% of the West Bay oil and gas field as a consequence of a lender failing to provide significant debt-financing. The company has amended its agreement with the Vendor to acquire a 25% interest in the West Bay field for a purchase price of US$3,500,000. The effective date of the acquisition is January 1, 2004 and closed May 7, 2004.

g) The company , effective February 1, 2004, sold its remaining interest in the Chestermere oil and gas property to a related party in lieu of any and all monies owed to the purchaser according to an agreement dated June 23, 2003.

h) The company entered into a sales and purchase agreement to acquire an interest in the Main Pass-59 oil field located in the Gulf of Mexico. The acquisition is subject to pre-emptive rights and the company obtaining sufficient debt financing to complete the acquisition.

                     International PetroReal Oil Corporation

                        Consolidated Financial Statements

                                  June 30, 2004
                                   (Unaudited)

                     International PetroReal Oil Corporation
                                  June 30, 2004

22


                           CONSOLIDATED BALANCE SHEETS
                                   [UNAUDITED]
                                                      June 30,     December 31,
                                                         2004            2003
                                                      ----------  --------------
                                     ASSETS
Current
   Cash                                                $ 703,486    $     7,888
   Accounts receivable (Net of allowance for doubtful
       accounts of $0)                                   656,740          8,230
   Future income tax asset                                    --         98,069
   Prepaid expenses and other current assets             139,019            446
                                                   -------------    ------------

Total current assets                                   1,499,245        114,633
Oil and gas properties, net                            7,274,751      1,699,936
Deposit and acquisition costs, oil and gas property    2,607,888             --
Office equipment, net                                     27,083             --
                                                   -------------    ------------
Account receivable, long term                            789,337             --
                                                   -------------    ------------

Total assets                                       $  12,198,303    $ 1,814,569
                                                   =============    ============

                                   LIABILITIES
Current
   Accounts payable and accrued expenses           $     596,646    $   339,600
   Bank Indebtedness, current portion                    502,763         12,000
   Future income tax liability                           107,248             --
   Current portion of convertible debentures              48,349             --
                                                                             --
                                                   -------------    ------------

Total current liabilities                              1,255,006        351,600
Investor deposits                                             --        266,400
                                                   -------------    ------------
Bank indebtedness, net of current portion                720,626             --
                                                   -------------    ------------
Convertible debentures, net of current portion         3,015,889             --
                                                   -------------    ------------
Total Liabilities                                      4,991,521        618,000
                                                   -------------    ------------

                          COMMITMENTS and CONTINGENCIES

STOCKHOLDERS' EQUITY
   Common stock, no par value; 200,000,000 shares
    authorized;
     24,952,352 shares issued and outstanding         13,148,903      7,122,433
   Contributed surplus                                (4,623,761)        75,000
   Accumulated deficit                                (1,116,218)    (6,000,864)
   Other comprehensive income :
    Cumulative foreign currency translation adjustment  (202,141)            --
                                                   -------------    ------------

Total Stockholders' Equity                             7,206,782      1,196,569
                                                   -------------    ------------

Total Liabilities and Stockholders' Equity         $  12,198,303    $ 1,814,569
                                                   =============    ============

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   [UNAUDITED]



                                 For the                 For the         Cumulative, Inception,
                               three months             six months        September 10, 1997
                               ended June 30,          ended June 30,      to December 31,
                              2004         2003      2004          2003           2003
                              ----         ----      ----          ----  --------------------
Revenues
  Oil and gas revenue    $  844,555   $   3,347  $ 1,402,680  $   8,638     $  247,383
  Operating expenses       (170,980)     (4,360)    (312,801)    (6,048)      (124,583)
  Depletion                (140,482)       (652)    (228,073)    (1,357)       (68,382)
                         -----------  ---------- ------------ ----------    -----------
                            533,093      (1,665)     861,806      1,233        54,418
                         -----------  ---------- ------------ ----------    -----------
Expenses
  Administration fees       (17,295)     (4,869)     (27,855)   (11,770)     (208,481)
  Bank charges                 (411)        (82)      (1,035)      (112)      (17,375)
  Corporate promotion       (82,806)          -     (103,047)         -       (10,100)
  Depreciation and
   amortzation               (3,431)          -       (4,616)         -             -
  Filing and transfer
   agent fees               (32,498)     (5,818)     (64,569)    (9,167)      (75,776)
  Interest                  (63,329)      1,712      (63,339)    (5,249)     (113,811)
  Legal and accounting      (60,747)     (5,964)    (107,676)    (7,464)     (223,382)
  Office and miscellaneous  (45,370)     (2,118)     (85,474)       893      (138,398)
  Property investigation costs    -           -            -          -       (25,902)
  Rent                      (20,701)     (6,600)     (37,978)   (18,210)     (244,243)
  Salaries, management and
     consulting fees       (123,299)          -     (278,328)      (645)     (343,325)
  Stock compensation expense      -           -     (852,992)         -       (75,000)
  Travel                    (42,323)     (6,607)     (63,447)    (6,607)      (12,617)
                         -----------  ---------- ------------ ----------    -----------
                           (492,211)    (30,346)  (1,690,357)   (58,331)   (1,488,410)
                         -----------  ---------- ------------ ----------    -----------
Profit (loss) before
 other items                 40,882     (32,011)    (828,551)   (57,098)   (1,433,992)
                         -----------  ---------- ------------ ----------    -----------
Other items:
  Gain (loss) on disposal
   of oil and gas property        -           -       (8,954)         -        14,442
  Interest income                50           -          317          -         3,039
  Write off of oil and
   gas properties                 -           -            -          -      (385,643)
  Foreign exchange
   gains (losses)             2,788           -       2,788           -             -
  Write down of accounts
   payable                        -           -           -           -        75,311
  Forgiveness of debt             -           -           -           -        14,304
                         -----------  ---------- ------------ ----------    -----------
                              2,838           -      (5,849)          -      (278,547)
                         -----------  ---------- ------------ ----------    -----------
Net profit (loss) before
 income taxes                43,720     (32,011)   (834,400)    (57,098)   (1,712,539)
Future income taxes        (139,618)          -    (206,818)          -        98,069
                         -----------  ---------- ------------ ----------    -----------
Net profit (loss)           (95,898)    (32,011) (1,041,218)    (57,098)   (1,614,470)
Deficit, beginning         (945,320) (5,764,867)          -  (5,739,780)
Deficit, prior period
 adjustment (Note 2 (g))    (75,000)          -     (75,000)          -
                         -----------  ---------- ------------ ----------

Deficit, ending          (1,116,218) (5,796,878) (1,116,218) (5,796,878)
                         =========== =========== =========== ==========
Net profit (loss) per share:
  Basic and Diluted      $   (0.004) $    (0.01) $    (0.05) $    (0.01)
                         =========== =========== =========== ==========

Weighted Average Shares
Outstanding              22,647,709   5,496,667  19,633,065   4,382,855
                         =========== =========== =========== ==========


The accompanying notes are an integral part of these unaudited consolidated financial statements.

                     International PetroReal Oil Corporation

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY [UNAUDITED]
                       For the period ended June 30, 2004



                                                                                           Accumulated
                                                                                              Other             Total
                                          Common Stock          Contributed  Accumulated   Comprehensive    Stockholders'
                                     Shares          Amount       Surplus      Deficit     Income (Loss)   Equity [Deficit]
                                     ------          ------       -------      -------     -------------   ----------------

Balance, January 1, 2004          12,286,667    $  7,122,433    $   75,000  $ (6,000,864)    $       -        $1,196,569
Issuance of units for
 subscriptions received              700,000         420,000             -             -             -           420,000
Finders' fee                               -         (42,000)            -             -             -           (42,000)
Issuance of stock for warrants
 exercised @ $0.13                   500,000          65,000             -             -             -            65,000
Cancellation of escrowed shares     (123,999)              -             -             -             -                 -
Issuance of units for
 subscriptions received            8,500,000       5,525,000             -             -             -         5,525,000
Finders' fee                          84,684        (401,530)            -             -             -          (401,530)
Stock options and warrants issued          -               -       852,992             -             -           852,992
Issuance of stock for options
 exercised                            75,000           9,000             -             -             -             9,000
Issuance of stock for warrants
 exercised @ $0.60                    25,000          15,000             -             -             -            15,000
Issuance of stock for warrants
 exercised @ $0.60                   850,000         510,000                                         -           510,000
Issuance of stock for options
 exercised                           215,000          25,800             -                           -            25,800
Issuance of stock for warrants
 exercised @ $0.13                 1,840,000         239,200             -                           -           239,200
Finders' fee                               -        (339,000)            -                           -          (339,000)
Reduction of capital                       -               -    (5,925,864)    5,925,864             -                 -
Convertible debentures                                             374,111                                       374,111
Comprehensive Income (Loss):               -               -             -             -             -                 -
   Net loss for period                     -               -             -    (1,041,218)            -                 -
   Foreign currency translation
    adjustments                            -               -             -             -      (202,141)                -
   Total comprehensive income (loss)       -               -             -             -             -        (1,243,359)
                                  ---------------------------------------------------------------------------------------
Balance, June 30, 2004            24,952,352     $13,148,903  $ (4,623,761) $ (1,116,218)  $  (202,141)     $  7,206,782
                                  =======================================================================================



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                     International PetroReal Oil Corporation

                                  June 30, 2004

                CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]


                                                     For the Three Months    For the Six Months  Cumulative, Inception,
                                                        ended June 30,         ended June 30,    September 10, 1997 to
                                                       2004        2003      2004          2003    December 31, 2003
                                                       ----        ----      ----          ----  -----------------------
Cash Flows from (used in) Operating Activities
Net profit (loss) for the period                    (95,898)    (32,011)  $(1,041,218)  $(57,098)      $(1,614,470)
Adjustments to reconcile net loss to net cash used
in operating activities:
   - depreciation and depletion                     143,913         652       232,689      1,357            68,382
   - stock based compensation                             -           -       852,992          -            75,000
   - loss on disposal of oil and gas property             -           -         8,954          -           (14,442)
   - cancellation of note payable                         -           -             -          -            (8,825)
   - write-down of accounts payable                       -           -             -          -           (66,486)
   - write-off of oil and gas properties                  -           -             -          -           385,643
Changes in assets and liabilities:
   - prepaid expenses and other current assets     (106,415)        638      (138,573)    (1,275)             (446)
   - accounts receivable                            730,112         (55)   (1,437,847)        41            (4,884)
   - accounts payable                            (2,625,001)     42,055       252,839   (190,421)          740,827
   - accrued interest payable                        48,349           -        48,349          -                 -
   - deferred income tax                            139,618           -       206,818          -           (98,069)
                                                 ----------    --------    ----------  ---------      -------------
Cash Flows - Operating Activities                (1,765,322)     11,279    (1,014,997)  (247,396)         (537,770)
                                                 ----------    --------    ----------  ---------      -------------
Cash flows from (used in) Investing Activities
Oil and gas properties                           (3,316,897)        103    (8,446,626)    (1,750)       (2,305,119)
Interest income                                          50           -           317          -                 -
Proceeds on disposal of oil and gas property              -           -        29,050          -           165,600
Acquisition of office equipment                      (8,205)          -       (31,464)         -                 -
                                                 ----------    --------    ----------  ---------      -------------
Cash Flows - Investing Activities                (3,325,051)        103    (8,448,722)    (1,750)       (2,139,519)
                                                 ----------    --------    ----------  ---------      -------------
Cash flows from (used in) Financing Activities
Bank indebtedness                                 1,217,389      (9,203)    1,211,389     (8,644)          12,000
Investor deposit                                          -           -      (266,400)         -          266,400
Debenture                                                 -           -             -          -         (520,000)
Convertible debentures                            3,390,000           -     3,390,000          -                -
Proceeds from issuance of common stock              436,000           -     6,026,470    167,440        2,678,721
Proceeds from issuance of special warrants                -           -             -     92,560          247,047
                                                 ----------    --------    ----------  ---------      -------------
Cash Flows - Financing Activities                 5,043,389      (9,203)   10,361,459    251,356        2,684,168
                                                 ----------    --------    ----------  ---------      -------------
Effect of Exchange Rate Changes on Cash             (77,338)          -      (202,141)         -                -
                                                 ----------    --------    ----------  ---------      -------------
Net Increase (Decrease) in Cash                    (124,322)      2,179       695,598      2,210            6,879

Cash, Beginning of Period                           827,808          31         7,888          -            1,009
                                                 ----------    --------    ----------  ---------      -------------
Cash, End of Period                              $  703,486       2,210    $  703,486  $   2,210      $     7,888
                                                 ==========    ========    ==========  =========      =============
SUPPLEMENTAL CASH DISCLOSURES
Interest paid                                        63,329           -    $   63,339          -      $    26,413

SUPPLEMENTAL NON-CASH DISCLOSURES
Conversion of debenture payable                           -           -             -          -      $   330,000
Settlement of interest payable through
 issuance of shares                                       -           -             -          -      $    62,556
Settlement of accounts payable through
 issuance of shares                                       -           -    $  490,750          -      $   402,336
Issuance of shares for finder's fees                      -           -    $   55,065          -                -



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

1.    Interim Period Reporting and Basis of Presentation

The accompanying unaudited consolidated financial statements of International PetroReal Oil Corporation ("the Company" or "PetroReal") have been prepared by management and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these interim unaudited consolidated financial statements include all adjustments necessary in order to make the financial statements not misleading. The results of operations for such interim periods are not necessarily indicative of results for a full year. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company and results of its operations included in the audited financial statements for the year ended December 31, 2003.

These consolidated financial statements include the accounts of International PetroReal Oil Corporation and its wholly owned subsidiaries, from the dates of incorporation. All material intercompany accounts and transactions between the Company and its subsidiaries have been eliminated.

At June 30, 2004, the Company has an accumulated deficit of $ 1,116,218 (2003:
$5,796,878). On June 11, 2004, the shareholders of the Company approved a capital reduction in the amount of $5,925,864, which is equal to the deficit of the Company at December 31, 2003.

The Company ended its development stage when it acquired the 25% interest in the West Bay oil and gas field effective as of January 1, 2004. The Company continues to evaluate additional oil and gas acquisition opportunities. Inception of the development phase was on September 10, 1997, when the Company was reactivated after a dormant phase.

2.    Summary of Significant Accounting Policies

   a. Oil and gas properties

      The Company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

      All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the Company's proportionate interest in such activities is reflected in the financial statements.

   b. Revenue Recognition

      Revenue from the sale of oil and gas, which do not require any significant production, modification or customization for the Company's targeted customers and do not have multiple elements, is recognized when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred;
      (3) the Company's fee is fixed and determinable, and; (4) collectibility is probable. As of June 30, 2004, the Company does not have any multiple elements arrangement with any of its customers.

   c. Property and Equipment, net

      Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives (approximately 2 - 3 years) of the assets. Expenditures for maintenance and repairs that do not improve or extend the life of the expected assets are expensed to operations, while major repairs are capitalized.

   d. Foreign Currency Translation

      The US dollar (USD) assets and liabilities of the Company's foreign subsidiary are translated into Canadian (CAD) dollars at the balance sheet date exchange rates and all revenue and expenses are translated into CAD dollars at the average exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in stockholders' deficit. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency (PetroReal of America and subsidiaries - USD and the Company - CAD) are included in the Statement of Operations as incurred.

   e. Loss Per Share

      Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

      At June 30, 2004, there were 8,502,342 outstanding warrants and 1,709,267 outstanding options that were granted under the Company's incentive stock option plan. These securities may dilute the earnings per share calculation in the future.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

   f. Comprehensive Income

      Other comprehensive income, which currently includes only foreign currency translation adjustments, is shown net of tax in the Statement of Changes in Stockholders' Deficit.

   g. Stock Based Compensation

      The Company follows the recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Effective January 1, 2004, these recommendations require that compensation for all awards made, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. For the purpose of this Section, employees include directors who receive stock compensation for services provided as a director since all directors are elected by the Company's shareholders. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002. For the years ended December 31, 2003 and 2002, no compensation expense was recognized for stock options granted to employees and directors, as the Company was using the intrinsic method to account for the stock options grants. Accordingly, the Company has recorded a retroactive charge to deficit for options granted to employees and directors in the year ended December 31, 2003. See Note 8, share capital.

   h. Future income taxes

      Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

3.    Financial Instruments/Credit risk

The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

The Company's principal business activities are located in Louisiana. Although the United States of America is considered to be economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

The Company had net sales to one major customer during the six months ended June 30, 2004. Currently, the Company has 3 clients.

The Company maintains cash deposits with financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash. At June 30, 2004 the Company did not have cash balances on deposit that exceeded the federally insured limits.

4. Oil and gas properties

June 30, 2004     Advances   Investments  Exploration  Depletion     Total

Canada:
Chestermere       $      -    $       -    $       -   $       -    $       -

United States:
Clovelly Field           -            -      933,723           -      933,723
Little White Lake        -            -      425,364           -      425,364
West Bay                 -    6,074,027       67,770    (226,133)   5,915,663
                  --------    ----------   ----------  ----------   ----------
                  $      -   $6,074,027   $1,426,587   $(226,133) $ 7,274,751
                  ========   ==========   ==========   ========== ===========


December 31, 2003

Canada:
Chestermere       $      -   $   37,791   $        -   $       -  $    37,791

United States:
Clovelly Field     904,610            -            -           -      904,610
Little White Lake  232,614            -            -           -      232,614
West Bay                 -      524,921            -           -      524,921
Main Pass 59             -            -            -           -            -
                  --------    ----------   ----------  ----------   ----------
               $ 1,137,224    $ 562,712    $       -   $       -   $1,699,936
               ===========   ==========    ==========  ==========  ===========


a.    Chestermere property, Alberta, Canada

      On October 2, 1998, the Company acquired a 2.5% working interest in six producing oil and gas wells located in Chestermere area, approximately three miles east of the city of Calgary, Alberta, for $276,000.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004


                                         June 30, 2004    December 31, 2003

            Acquisition costs            $  276,000          $  276,000
            Other capital costs              62,205              61,712
               Less:  Disposal             (151,158)           (151,158)
               Less:  Depletion             (68,662)            (68,382)
                                        -----------       -------------
                                            118,385             118,172

               Write-down                   (80,381)            (80,381)
               Disposal                     (38,004)                  -
                                         ----------      --------------
                       Total          $           -            $ 37,791


      On May 18, 2001, the Company sold, to a related party, a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the Company (who was a director when the agreement was entered into) controls the purchaser.

      On December 4, 2002, the Company agreed to assign its remaining interest in the Chestermere property in lieu of any and all monies owed to the purchaser. Pursuant to an agreement dated June 23, 2003 the sale became effective February 1, 2004.

b.    Clovelly Field, Louisiana, U.S.A.

      Pursuant to the Participation Agreement effective October 20, 2003, the Company acquired the right to earn and participate in the first test well on the Clovelly Field Prospect in Louisiana, U.S.A. for a 25% working interest. The initial participation cost advanced by the Company was $904,610, which was reclassified as deferred exploration costs as work on the project is in progress. To June 30, 2004, the Company incurred approximately $32,100 in additional deferred costs.

c.    Little White Lake, Louisiana, U.S.A.

      On November 7, 2003, the Company paid approximately $232,600 pursuant to a letter agreement dated September 3, 2003, to contribute 10% of the cost of exploratory well to earn an 7.8% Net Revenue Interest in the Intracoastal City Field prospect. To June 30, 2004, additional $192,700 was contributed to the property as the drilling continued.

d.    West Bay, Louisiana, U.S.A.

      The Company entered into a purchase agreement on October 9, 2003, as amended November 6, 2003, February 4, 2004, March 2, 2004 to acquire a 100% interest in the West Bay oil and gas field.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

      The Company was unable to complete the acquisition of 100% of the West Bay as a consequence of a lender failing to provide significant debt financing. On April 20, 2004 the Company amended its agreement with the vendor to acquire a 25% interest in the West Bay field, for a purchase price of $4,585,000 (US$3,500,000). The parent Company is charging monthly management fees of USD $25,000 to PetroReal of America. A charge of $60,547 for such services was recorded in the statement of operations for the quarter ended June 30, 2004, and cancels in consolidation. The Company is also committed to pay 4% of net profit as finder's fees. As at June 30, 2004, an amount of $42,888 has been accrued and is included as part of accounts payable in the balance sheet.

      The April 20, 2004 agreement has an effective date of January 1, 2004 and closed effective May 6, 2004.

      The total investment consists of:

                                                   June 30, 2004

            Purchase price                       $   4,585,000
            Acquisition costs                        1,489,026
            Finder's fee                               491,250
            Accrued well workover costs                 67,770
            Depletion                                 (226,133)
                                                 --------------
                  Total                           $  5,915,663
                                                  ============


e.    Main Pass 59, Louisiana, U.S.A.

      The Company entered into a purchase agreement to acquire an interest in the Main Pass-59 oil and gas field located in the Gulf of Mexico. Due to this agreement being subject to pre-emptive rights, the details remain confidential until all consents have been obtained. As at June 30, 2004, the Company has paid approximately $2,279,200 (USD $1,700,000) as a deposit toward this acquisition, and incurred acquisition costs of approximately $328,700.

5.    Office Equipment

         Computers and office equipment are valued at cost and depreciated over three years.


6.    Bank Indebtedness

On May 9, 2003, the bank agreed to settle the indebtedness ($23,790) together with interest at the bank's prime interest rate plus 5% per annum, for $24,000, payable in equal monthly instalments of 12 post-dated cheques commencing July 1, 2003. Cancelled accrued interest of $8,644 was credited to interest expense in 2003.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

On May 6, 2004, the Company borrowed USD $975,000 from the Whitney Bank to partly finance the acquisition of a 25% working interest in the West Bay oil and gas field. The loan is evidenced by a note, and USD$ 62,500 is repayable on a monthly basis over a 16 month term. The interest rate is set at LIBOR plus 2% per annum, compounded monthly. The lender has the option during the term of the loan, and any extension thereto, to call the loan if the Company does not meet one or more of the loan covenants. To June 30, 2004, the Company paid approximately $9,300 in interest in relation to this loan.


7.    Convertible debentures

On May 26, 2004, the Company received subscriptions for private placements for gross proceeds of $3,390,000. The Company issued 9% Convertible Debentures in the aggregate principal amount of $3,390,000. The debentures are unsecured, bear interest at 9% per annum payable semi-annually, and mature on April 30, 2007. The debentures are convertible into units, each unit consisting of one share and one Series D share purchase warrant at the following conversion prices:

                     Conversion Date            Conversion Price

                 On or before April 30, 2005     $0.80 per unit
                 On or before April 30, 2006     $1.00 per unit
                 On or before April 30, 2007     $1.20 per unit

Each Series D warrant entitle the holder to acquire one share of common stock of the Company at a price equal to the conversion price until the earlier of the last date for converting the Debentures and 2 years after the date a Debenture is converted. Therefore, the Company has allotted and reserved 4,237,500 units, each unit consisting of one share of common stock and one Series D Warrant to purchase up to 4,237,500 shares of common stock of the Company at the price and during the period set out in the Debentures.

Assuming the conversion option of the debentures represents a 5% decrease in the borrowing rate, the present value of the equity component of the debentures and interest payment using a discount rate has been valued at $374,111. This amount has been recorded as part of contributed surplus in the balance sheet.

The Company paid cash finders' fees of in the amount of $339,000 in connection with the May 4, 2004 private placement. As at June 30, 2004, approximately $48,300 in interest was accrued in connection with these debentures.


8.   Share Capital

     a. Common stock

      Authorized - 200,000,000 common shares without par value

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

      On September 13, 2002, the Company amended its memorandum and articles to consolidate its issued and unissued shares without par value on a three old for one new basis. The name of the Company has also been changed from PetroReal Oil Corporation to International PetroReal Oil Corporation.
      On September 13, 2002, the Company further amended its memorandum to increase its authorized capital to 200,000,000 common shares without par value.

      The number of shares has been adjusted to reflect the September 13, 2002 3:1 consolidation of shares referred to above.

      On January 15, 2004, the Company received subscriptions for private placements of securities, for gross proceeds of $5,525,000. The Company issued an aggregate of 8,500,000 units at $0.65 per unit, each unit consisting of one common share and one half Series C share purchase warrant. Each Series C warrant entitle the holder to purchase one share of common stock of the Company at a price of $0.80 per share, until February 25, 2006.

      The Company also issued 84,684 units as finders' fees in connection with the January 15, 2004 private placement. Each unit consists of one share of common stock and one half Series C non-transferable share purchase warrants (the "Finder's Warrant"). Each Finder's Warrant entitle the holder to purchase one share of common stock of the Company at a price of $0.80 per share until February 25, 2006. Furthermore, the Company paid cash finders' fees of in the approximate amount of $401,500 in connection with the January 15, 2004 private placement.

     b. Private placement warrants

      During fiscal year ended December 31, 2003 and at June 30, 2004, the Company received subscriptions for private placements in the aggregate amount of $7,805,000, and issued 11,717,342 share purchase warrants (which have been reduced pursuant to exercises and/or forfeitures as described below) as follows: (i) 2,600,000 Series G warrants exercisable at $0.13 per warrant until March 14, 2005; (ii) 4,125,000 Series A warrants exercisable at $0.60 per warrant until October 17, 2005; (iii) 700,000 Series B warrants exercisable at $0.75 per warrant until January 16, 2006; and (iv) 4,292,342 Series C warrants exercisable at $0.80 per warrant until February 25, 2006.

      During fiscal year ended December 31, 2003 and as of the date of this Report, an aggregate of 3,215,000 warrants have been exercised as follows:
      (i) 2,340,000 Series G warrants expiring on March 14, 2005 were exercised at $0.13 per warrant for aggregate proceeds of $304,200; and (ii) 875,000 Series A warrants expiring on October 17, 2005 were exercised at $0.60 per warrant for aggregate proceeds of $525,000. The proceeds were utilized to fund operations. Therefore, as at June 30, 2004, outstanding warrants were as follows:

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004


                                                                                    Weighted
                                                                         Weighted    Average
                                                                         Average    Remaining
                              Number of  Date of   Exercise  Expiration  Exercise  Contractual
                              Warrants    Issue      Price      Date       Price      Life
                              ----------------------------------------------------------------

  Granted, March 14, 2003      260,000    3/14/03   $0.13     3/14/05

  Granted, October 17, 2003  3,250,000   10/17/03   $0.60    10/17/05

  Granted, January 16, 2004    700,000    1/16/04   $0.75     1/16/06

  Granted, February 25, 2004 4,292,342    2/25/04   $0.80     2/25/06
                             ---------

    Balance, June 30, 2004   8,502,342                                      $0.70   1.48 years
                             =========                                      =====   ==========


     c. Incentive stock options

      Effective January 1, 2004, the Company accounts for all awards made, including stock appreciation rights, direct awards of stock, stock options and awards that call for settlement in cash or other assets, using the fair value method. Until January 1, 2004, the Company applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense was recognized for stock options granted to employees and directors during the year ended December 31, 2003. The Company however disclosed proforma amounts that would have been recorded if the compensation expense had been determined based on the fair value at the date of grant for the stock options granted, consistent with the fair value based method of accounting for stock based compensation. Accordingly, the Company has restated the loss for the year ended December 31, 2003 to reflect the charge of $75,000 for stock based compensation. The fair value of the options granted during 2003 was estimated using the Black-Scholes option pricing model, assuming risk-free interest rates of 4%, a dividend yield of 0%, expected volatility of 90% and expected option lives of 2 years for options granted to a director, and expected volatility of 152% and expected option lives of 5 years for options granted to directors and employees. During the quarter ended March 31, 2004, the Company recorded a compensation charge of $852,992 for directors and employees options for 1,145,267 shares. There were 300,000 and 25,000 options granted to investor relations' consultants on March 1, 2004 and March 17, 2004 respectively. The right to exercise 1/4 of the option will be vested to these consultants every three months from the date of grant. The fair value of these options is estimated as $212,640 and $18,338 respectively.

      In accordance with the terms and provisions of the Stock Option Plan, and as of the date of this Report, the Board of Directors of the Company has granted an aggregate of 2,199,267 Stock Options (which have been reduced pursuant to exercises and/or forfeitures as described below) as follows:
      (i) 529,000 Stock Options exercisable at $0.12 per share, expiring on August 18, 2008, to officers and directors of the Company; (ii) 200,000 Stock Options exercisable at $0.12 expiring on March 20, 2005, to a director of the Company; (iii) 530,000 Stock Options exercisable at $0.79 per share, expiring on

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

      January 23, 2009 to officers and directors of the Company; (iv) 185,0001 Stock Options exercisable at $0.80 per share, expiring on February 10, 2009 to officers and consultants of the Company; (v) 92,267 Stock Options exercisable at $0.99 per share, expiring on February 10, 2009, to an officer and director of the Company; (vi) 300,000 Stock Options exercisable at $1.00 per share, expiring on March 1, 2009 to consultants of the Company; and (vii) 363,000 Stock Options exercisable at $0.85 per share, expiring on March 17, 2009 to officers, directors and consultants of the Company.

      As at June 30, 2004, an aggregate of 490,000 Stock Options have been exercised as follows: (i) 200,000 Stock Options expiring on March 20, 2005 were exercised at $0.12 per share for aggregate proceeds of $24,000; and
      (ii) 290,000 Stock Options expiring on August 18, 2008 were exercised at $0.12 per share for aggregate proceeds of $34,800. The proceeds were utilized to fund operations. Therefore, as at June 30, 2004, outstanding options were as follows:



                                                                                    Weighted
                                                                         Weighted    Average
                                                                         Average    Remaining
                              Number of  Date of   Exercise  Expiration  Exercise  Contractual
                              Options    Issue      Price      Date       Price      Life
                              ----------------------------------------------------------------

Granted, March 20, 2003        200,000   3/20/03   $ 0.12     3/20/05    $     -          -
 exercised during 2003        (200,000)
 cancelled during 2003               -
                              --------
number exercisable,
 December 31, 2003                   -

Granted, August 18, 2003       529,000   8/18/03   $ 0.12     8/18/05   $   0.02       1.13
 exercised during 2003               -
 cancelled during 2003               -
                               -------
number exercisable,
 December 31, 2003             529,000

 exercised during 2004         (75,000)
 cancelled during 2004        (215,000)
                              --------
number exercisable,
 June 30, 2004                 239,000

Granted, January 23, 2004      530,000   1/23/04   $ 0.79     1/23/06   $   0.24      1.57
 exercised during 2004               -
 cancelled during 2004               -
                              --------
number exercisable,
 June 30, 2004                 530,000

Granted, February 2, 2004      185,000    2/2/04   $ 0.80      2/2/06   $   0.09     1.59
 exercised during 2004               -
 cancelled during 2004               -
                               -------
number exercisable,
 June 30, 2004                 185,000





                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

Granted, February 10, 2004      92,267   2/10/04   $ 0.99     2/10/06   $   0.05     1.62
 exercised during 2004               -
 cancelled during 2004               -
                               -------
number exercisable,
 June 30, 2004                  92,267

Granted, March 1, 2004         300,000    3/1/04   $ 1.00      7/1/06   $   0.18     2.00
 exercised during 2004               -
 cancelled during 2004               -
                               -------
number exercisable,
 June 30, 2004                 300,000 (1)

Granted, March 17, 2004              -    3/17/04  $ 0.85     3/17/06   $   0.18     1.71
 exercised during 2004         363,000
 cancelled during 2004               -
                               -------
number exercisable,
 June 30, 2004                 363,000 (2)

Balance, June 30, 2004       1,709,267             $ 0.76    1.62  years
                             =========



(1) Options subject to vesting, 25% every quarter starting October 1, 2004. (2) 25,000 of these options are subject to vesting, 25% every quarter starting June 17, 2004

   d) Escrow shares

     Effective January 26, 2004, the remaining 123,999 (372,000 pre-consolidation) common shares subject to escrow agreements were cancelled due to termination of the August 10, 1998 Escrow Agreement.

9. Legal

 In May 2004, the Company filed suit against a California lender with whom the Company had signed a loan commitment that would have allowed the Company to purchase a 100% interest in the West Bay Field. The Company seeks in the litigation all damages to which it is entitled by law, including the refund of fees and costs paid to the lender. These fees are included as pert of the long-term receivables in the balance sheet. No trial date has been set by the federal court in New Orleans.

10.  Related Party Transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions with officers or directors of the Company or its subsidiary and companies with which officers or directors are associated.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004


                                     Three months              Six months
                                    ended June 30,            ended June 30,
                                   2004        2003          2004       2003
                                   ----        ----          ----       ----
                                            (restated)                (restated)

Administration fees              $17,155   $   4,869     $  27,715 $   11,770
Salaries, management and
       consulting fees           136,564           -       223,565          -
Stock compensation expense             -           -       797,822     12,000
Interest expense                       -       7,414             -     13,785
Rent                               9,694        6,600       29,494      18,210


These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in the accounts payable and accrued liabilities at June 30, 2004, approximately $105,000 (December 31, 2003: $221,500) is due to officers and directors of the Company. Of this amount, approximately $95,400 (December 31, 2003: $95,400) accrue interest at 12% per annum. Therefore, at June 30, 2004, approximately $5,700 of interest has been accrue in relation to this payable, and is included in accrued liabilities in the balance sheet.

11.   Subsequent Events

     a. On July 23, 2004, the Company issued 10,000 common shares for warrants exercised, for net proceeds of $8,000;

     b. On July 27, 2004, the Company announced that Little White Lake is now a producing gas well;

     c. Effective August 1, 2004, the Company engaged Ridgecrest Capital S.A. ("Ridgecrest") of Tortola, B.V.I., to provide public relations advisory services to the company inclusive, but not limited to, completing a comprehensive communications program to introduce the Company to German speaking financial audiences in Europe. The Company will pay to Ridgecrest a fee in the amount of USD $5,000 per month, reimburse all reasonable expenses, and grant to Ridgecrest an option to purchase up to 300,000 common shares of the Company at $1.00 per share, expiring July 31, 2006. The term of the Agreement is 2 years commencing on August 1, 2004 and concluding on July 31, 2006, subject to a 30-day termination clause. The Agreement may also be renewed for an additional six-month term at the Company's discretion;

     d. On August 24, 2004, the Company announced that the scheduled closing date for the Sale and Purchase Agreement of the Main-Pass 59 interest had passed, and that the parties are currently in the process of negotiating an extension;

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

12.   Commitments

The Company is committed to a contract for investors relations services in the amount of USD $1,750 per month to December 31, 2004, and USD $1,700 thereafter to December 31, 2005.


13. Differences between Canadian and Unites States Generally Accepted Accounting Principles

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with US GAAP except as described below:

    a)  Stock Based Compensation

     Employee Stock Options

     Effective January 1, 2003, the company began to account for all its employee stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on the fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

     Non-Employee Stock Option

     The company accounts for its non-employee stock options with the fair value method "FAS 123". Under this method, compensation cost is measured at the grant date based on the fair value of the options granted. FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

     The company has granted employee and non-employee stock options at various times during the year ended December 31, 2003 and the six months ended June 30, 2004. At the dates of grant the options were valued using the Black-Scholes Option Pricing Model with the following assumptions:

             Volatility factor of market      112 to 165%
             Price of Company shares          $0.78 - $0.99
             Risk free interest rate          4%

    b)  Net Loss Per Share

    On Feb 1997 SFAS No 128 "Earnings per Share" was issued. SFAS 128 redefines earnings per share under US GAAP and replaces primary earnings per share with diluted earnings per share. The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No 128 as follows:

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

                                                     June 30           June
                                                       2004            2003
                                                     --------          ----

    Weighted Average Number of Shares Outstanding:
Canadian                                          19,633,065        4,382,855
Less: Escrow shares                                                  (123,999)
                                                  ----------       ----------

    US GAAP                                       19,633,065        4,258,856
                                                  ==========        =========

    Basic loss per share under US GAAP               ($0.05)          ($0.06)
                                            ================   ==============

    c)  Comprehensive Income

    In June 1997, FASB issued SFAS No. 130 "Reporting Comprehensive Income", which was effective for fiscal years beginning after December 15, 1997. The company has determined that comprehensive income consists of its net loss and foreign currency translation adjustments, is shown net of tax in the statement of changes in stockholders' equity.

    d)  Revenue Recognition

     In 1999, SAB No. 101 "Revenue Recognition in Financial Statements: was issued. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy to other, to other transactions that existing rules do not address. SAB No. 101 as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years commencing after December 15, 1999. The company has determined that SAB No. 101 does not have a material effect on its financial statements.

    The application of US GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:
                                                   June 30        December 31
                                                     2004              2003
                                                   --------       -----------

    Liabilities - Canadian GAAP                 4,948,633          618,000
    Effect of equity portion of convertible
    debentures                                    374,111
                                                ----------        --------

    Liabilities - US GAAP                      $5,322,744         $618,000
                                                =========       ==========

    Stockholders' equity - Canadian GAAP        7,249,670        1,196,569
    Effect of equity portion of convertible
     debentures                                  (374,111)
    Cumulative effect of prior years'
     adjustments to net income                  ----------     ------------

    Stockholders' equity - US GAAP             $6,875,559       $1,196,569
                                              ===========      ===========

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

    e)  Convertible Promissory Debentures

    Under US GAAP, in accordance with APB No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature. Canadian GAAP requires the separate presentation of the liability and equity component of the convertible debentures (Note 7).

    f)  Derivative Instruments

    In June 1998 FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to measure all derivatives at fair market value and to recognize them on the balance sheet as an asset or liability depending on the entity's rights or obligations under the applicable derivative contract.

    In June 1999, FASB issued SFAS No. 138 "Accounting for Derivative Instruments and Hedging Activities", which ends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The company's adoption of this statement, for US GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

14.  Supplementary Oil and Gas Information

The following supplementary information is presented in compliance with FASB Statement No. 69, "Disclosures About Oil and Gas Producing Activities," and is not covered by the report of the Company's independent auditors.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from know reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves expected to be recovered through existing wells with existing equipment and operating methods. For the six-month period ended June 30, 2004, the reserve data is based on studies prepared by R. A. Lanser and Associates, Inc., the Company's independent consulting petroleum engineers. Reserve estimates require substantial judgment on the part of the petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information become available. At June 30, 2004, the Company's proved oil and gas reserves are located in West Bay Field, Plaquemines Parish, Louisiana.

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004


Capitalized Costs Relating to Oil and Gas        Full Cost
Producing Activities at June 30, 2004            Method
---------------------------------------------    --------------

Unproved oil and gas properties                    $ 933,723
Proved oil and gas properties                      6,338,513
Support equipment and facilities                     228,647
                                                 -----------
                                                   7,500,883
Less accumulated depreciation, depletion,
  amortization, and impairment                     (226,133)
                                                 -----------
   Net capitalized costs                         $ 7,274,750
                                                 ===========


Costs Incurred in Oil and Gas Producing
Activities for the six months ended June
30, 2004
---------------------------------------------

Property acquisition costs
   Proved                                        $ 4,458,092
   Unproved                                          933,723
Exploration costs                                    379,153
Development costs                                     67,770
Amortization rate per equivalent barrel of              6.80
production

The standardized measure of discounted future net cash flows is computed by applying period end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on period end costs) to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of future cash flows. The standardized measures of discounted future net cash flows information is as of September 2003, which is the latest information available.

                                           Oil              Gas
                                         (Bbls)            (Mcf)
                                     (in thousands)    (in thousands)
                                     -----------------------------------

Proved developed and undeveloped
reserves
   Beginning of period                             -                  -
   Purchases of minerals in place                159              3,167
   Production                                     (6)              (156)
                                                -----             -----
   End of period                                 153              3,011

Proved developed reserves
   Beginning of period                             -                  -
   End of period                                  41              1,089

                     International PetroReal Oil Corporation
                 Notes to the consolidated financial statements (Unaudited)
                                  June 30, 2004

Standardized measures of discounted
future net cash flows

  Estimated Future cash inflows                             $21,514,194
  Estimated future production and
development costs                                           (4,514,913)
  Estimated future taxes                                    (6,119,474)
                                                            -----------
Estimated future net cash flows                              10,879,807
10% annual discount for estimated
  timing of cash flows                                      (2,774,304)
                                                            -----------
Standardized measures of discounted
  future net cash flows relating to
  oil and gas reserves                                      $ 8,105,503
                                                            ===========

                                    PART III

Exhibits

The following exhibits are filed as part of this Registration Statement:

3     Certificate of Incorporation, as amended                          -----
4     Incentive Stock Option Plan.                                      -----

10.1  Participation Agreement, as amended - Little White Lake Field     -----
10.2  Clovelly Field Participation Agreement                            -----
10.3  Purchase and Sale Agreement, as amended - West Bay Oil Field      -----
10.4  Line of credit note - Whitney National Bank                       -----
10.5  Term note - Whitney National Bank                                 -----
10.6  Loan Agreements - Whitney National Bank                           -----
10.7  Jacobs Employment Agreement                                       -----
10.8  Alexander Employment Agreement                                    -----
10.9  Weldy Employment Agreement                                        -----
10.10 Purchase and Sale Agreement/Main Pass Field                       -----

99    Power of Attorney                                                 -----

                                   SIGNATURES


In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        INTERNATIONAL PETROREAL IOL CORPORATION


Dated: November 2, 2004            By:   /s/ Karl Rollke
                                          ------------------------------------
                                          Karl Rollke, Chief Executive Officer



Dated: November 2, 2004            By:   /s/ Peter Wilson
                                          --------------------------------------
                                          Peter Wilson,  Chief Financial Officer